UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

File No. 812-[    ]

In the Matter of

Goldman Sachs (Malaysia) Sdn. Bhd.

Menara Maxis

Level 26

Kuala Lumpur City Centre

50088, Kuala Lumpur, Malaysia

Goldman Sachs & Co. LLC

200 West Street

New York, NY 10282

Goldman Sachs Asset Management, L.P.

200 West Street

New York, NY 10282

Goldman Sachs Asset Management International

Peterborough Court

133 Fleet Street

London EC4A 2BB

United Kingdom

GS Investment Strategies, LLC

200 West Street

New York, NY 10282

October 22, 2020

APPLICATION PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF 1940

FOR TEMPORARY AND PERMANENT ORDERS EXEMPTING APPLICANTS FROM THE PROVISIONS OF SECTION 9(a) OF SUCH ACT

Written communications regarding this Application and copies of all orders should be addressed to the following persons:

David A. Markowitz The Goldman Sachs Group, Inc. 200 West Street New York, NY 10282	Frederick Wertheim Wendy M. Goldberg Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004

This Application consists of 58 pages.

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of	:
:
Goldman Sachs (Malaysia) Sdn. Bhd.	:
Menara Maxis	:
Level 26	:
Kuala Lumpur City Centre	:
50088, Kuala Lumpur, Malaysia	:
:
Goldman Sachs & Co. LLC	:
200 West Street	:
New York, NY 10282	:
:
Goldman Sachs Asset Management, L.P.	:
200 West Street	:
New York, NY 10282	:
	:	APPLICATION PURSUANT TO
Goldman Sachs Asset Management International	:	SECTION 9(c) OF THE INVESTMENT
Peterborough Court	:	COMPANY ACT OF 1940 FOR
133 Fleet Street	:	TEMPORARY AND PERMANENT
London EC4A 2BB	:	ORDERS EXEMPTING APPLICANTS
United Kingdom	:	FROM THE PROVISIONS OF
	:	SECTION 9(a) OF SUCH ACT
GS Investment Strategies, LLC	:
200 West Street	:
New York, NY 10282	:

File No. 812 - [ ]	:

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I.	Introduction and Summary of Application

Goldman Sachs (Malaysia) Sdn. Bhd. (the “Pleading Entity” or “GS Malaysia”), Goldman Sachs & Co. LLC (“GS&Co.”), Goldman Sachs Asset Management, L.P. (“GSAM”), Goldman Sachs Asset Management International (“GSAMI”) and GS Investment Strategies, LLC (“GSIS” and, together with GS&Co., GSAM and GSAMI, the “Fund Servicing Applicants”) (collectively, the “Applicants”) each respectfully submits this application (the “Application”) pursuant to Section 9(c) of the Investment Company Act of 1940, as amended (the “Act”), for (i) a temporary order granting an exemption from Section 9(a) of the Act (the “Temporary Order”) pending the determination of the Securities and Exchange Commission (the “Commission”) on this Application for permanent exemption; and (ii) a permanent order exempting the Covered Persons (as defined below) from the provisions of Section 9(a) of the Act (the “Permanent Order,” and together with the Temporary Order, the “Orders”) in connection with the proceeding United States of America v. Goldman Sachs (Malaysia) Sdn. Bhd.

The Pleading Entity is a party to this Application, but does not and will not serve as investment adviser, depositor or principal underwriter to any registered investment company and is not a Covered Person (as defined below).1 Other than the Fund Servicing Applicants, no existing company of which the Pleading Entity is an “affiliated person” within the meaning of Section 2(a)(3) of the Act (“Affiliated Person”) currently serves as an investment adviser (as defined in Section 2(a)(20) of the Act) or depositor of any registered investment company, employees’ securities company (“ESC”) or investment company that has elected to be treated as a business development company under the Act (“BDC”), or as principal underwriter (as defined in Section 2(a)(29) of the Act) for any registered open-end investment company, registered unit investment trust (“UIT”), or registered face-amount certificate company (“FACC”) (collectively, “Fund Servicing Activities”). A list of all Funds2 to which the Fund Servicing Applicants provide Fund Servicing Activities as of the date of this Application is set out in Appendix A to this Application. Applicants request that any relief granted by the Commission pursuant to this Application also apply to any other existing company of which the Pleading Entity is an Affiliated Person and to any other company of which the Pleading Entity may become an Affiliated Person in the future (together with the Fund Servicing Applicants, the “Covered Persons”) with respect to any activity contemplated by Section 9(a) of the Act.3 Applicants request that the Temporary Order remain in effect until the Commission acts on the Application for the Permanent Order.

[1]

Goldman Sachs Group, Inc., the ultimate parent of the Pleading Entity, does not and will not serve as investment adviser, depositor or principal underwriter to any registered investment company and is not a Covered Person.

[2]	The term “Funds” as used herein refers to any registered investment company, ESC or BDC for which a Covered Person currently provides, or may in the future provide, Fund Servicing Activities.
[3]	Covered Persons may, if the Orders are granted, in the future act in any of the capacities contemplated by Section 9(a) of the Act subject to the applicable terms and conditions of the Orders.

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II.	Background

A.	Applicants

Each of the Applicants is either a direct or indirect wholly owned subsidiary of Goldman Sachs Group, Inc. (“GS Group”), a global investment banking, securities and investment management firm that provides a wide range of financial services to a substantial and diversified client base that includes corporations, financial institutions, governments and individuals. GS Group is a bank holding company and a financial holding company regulated by the Board of Governors of the Federal Reserve System (the “Federal Reserve”). As of December 2019, GS Group had offices in over 30 countries, with 46% of its headcount based outside the Americas. GS Group’s clients are located worldwide, and GS Group is an active participant in financial markets around the world. GS Group engages in activities in four business segments: Investment Banking, Global Markets, Asset Management, and Consumer & Wealth Management. With the exception of GS&Co., its principal U.S. broker-dealer, the Fund Servicing Applicants are part of GS Group’s asset management business.

GS Malaysia, a Malaysia Sendirian Berhad (private company limited by shares), provides asset management and corporate finance services to clients in Malaysia. It maintains a capital markets services license in Malaysia (to undertake fund management and advise on corporate finance) and is an indirect, wholly owned subsidiary of GS Group.

GS&Co., a New York limited liability company, is a leading global investment banking and securities firm that, among other things, offers underwriting services, financial advisory services and research on securities. GS&Co. is registered as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”) and is a direct, wholly-owned subsidiary (as such term is defined in the Act) of GS Group. GS&Co. is also registered as a broker-dealer under the Securities Exchange Act of 1934 (the “Exchange Act”). GS&Co. serves as principal underwriter to the Funds, and as adviser to the ESCs, listed in Part 1 of Appendix A to this Application. The ESC assets under management advised by GS&Co. were approximately $5 billion as of June 30, 2020.

GSAM, a New York limited partnership, is registered as an investment adviser under the Advisers Act and is a wholly owned indirect subsidiary of GS Group. GSAM serves as an adviser or subadviser to each Fund listed in Part 2 of Appendix A to this Application. The ESC assets under management advised by GSAM were approximately $1.2 billion as of June 30, 2020.4 The other Fund assets under management advised and subadvised by GSAM were approximately $515 billion and $25 billion, respectively, as of June 30, 2020.

GSAMI, a United Kingdom limited company, is registered as an investment adviser under the Advisers Act and is a wholly owned indirect subsidiary of GS Group. GSAMI serves as an adviser or subadviser to each Fund listed in Part 3 of Appendix A to this Application. The Fund assets under management advised and subadvised by GSAMI were approximately $665 million and $356 million, respectively, as of June 30, 2020.

[4]	Net asset value for ESCs for which June 30, 2020 valuations are not available are estimated based on December 31, 2019 valuations.

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GSIS, a Delaware limited liability company, is registered as an investment adviser under the Advisers Act and is a wholly owned indirect subsidiary of GS Group. GSIS serves as an adviser to the ESCs listed in Part 4 of Appendix A to this Application. The ESC assets under management advised by GSIS were approximately $97 million as of June 30, 2020.5

As noted above, each of GS&Co., GSAM and GSIS acts as investment adviser to one or more ESCs, listed in Parts 1, 2 and 4 of Appendix A, respectively, to this Application. The ESCs were established to provide investment opportunities for the partners of GS Group (prior to its initial public offering) and certain employees and consultants (as defined in the application relating to the ESCs) of GS Group and its affiliates. The total ESC assets under management as of June 30, 2020 were greater than $6 billion.6

B.	The Information, the Plea Agreement, and the Judgment

On October 22, 2020, the U.S. Department of Justice (the “Department of Justice”) filed a criminal information in the District Court for the Eastern District of New York (the “District Court”) charging the Pleading Entity with one count of conspiracy to commit offenses against the United States, in violation of Title 18, United States Code, Section 371, that is, to violate the anti-bribery provisions of the Foreign Corrupt Practices Act of 1977 (“FCPA”), as amended, see Title 15, United States Code, Sections 78dd-1 and 78dd-3 (the “Information”).

According to the Statement of Facts that served as the basis for the Plea Agreement (the “Statement of Facts”), between 2009 and 2014, GS Group (together with its wholly owned subsidiaries and affiliated entities, the “Company”), through certain of its agents and employees, including Tim Leissner (“Leissner”)7 and Roger Ng (“Ng”),8 knowingly and willfully conspired with others to provide payments and other things of value to or for the benefit of foreign officials to induce the officials to influence the decisions of 1Malaysia Development Berhad (“1MDB”) (a sovereign development company wholly owned by the Government of Malaysia), International Petroleum Investment Company (“IPIC”) (an investment fund wholly owned by the Government of Abu Dhabi), and Aabar Investments PJS (“Aabar”) (a subsidiary of IPIC) to obtain and retain business for the Company (the “Conduct”). Jho Low (“Low”), an individual known to have relationships with high-ranking officials in Malaysia and Abu Dhabi, and who had been rejected multiple times by the Company’s control functions for onboarding as a client due to his unexplained source of wealth, conspired with Leissner and Ng to facilitate the bribery scheme. The bribes resulted in the Company’s engagement on, among other projects, three bond

[5]	See footnote 4.
[6]	See footnote 4.
[7]

From November 2006 to February 2016, Leissner was a Participating Managing Director of the Company and, from 2011 to 2016, held various senior positions in the Company’s investment banking division in Asia and served on the board of directors of GS Malaysia.

[8]	From 2010 to 2014, Ng was a Managing Director of the Company and, for part of that time, served as Head of Investment Banking for, and was on the board of directors of, GS Malaysia.

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offerings in 2012 and 2013 on behalf of 1MDB. After 1MDB received the proceeds of the bond issuances, Low, Leissner and others used bond proceeds to pay bribes into accounts in the names of shell companies beneficially owned and controlled by the foreign officials or their close family members, and also diverted bond proceeds for their own personal use. The Company continued to work with 1MDB after the bond issuances, including on a potential initial public offering of its energy assets, during which time Leissner and Low continued to make or promise bribes to the foreign government officials.

The Statement of Facts provides that, during the relevant period, Leissner, Ng and another employee of the Company referred to in the Statement of Facts as Employee 1 (“Employee 1”),9 used Low’s connections within the Governments of Malaysia and Abu Dhabi to obtain and retain business for the Company and, in turn, concealed Low’s involvement in the deals from certain other employees and agents of the Company. According to the Statement of Facts, the Company also ignored or only nominally addressed a number of red flags, including (i) Low’s involvement in the bond issuances (among other transactions),10 and (ii) the close succession of the bond offerings, the fact that 1MDB raised much more than needed to acquire certain power assets (the acquisition of which was the use of proceeds described in the bond offering documents), despite not having used the full amount of the proceeds from the previous offerings (in the case of the second and third offerings), and the failure to verify the use of past bond proceeds. In addition, according to the Statement of Facts, (i) after the bond deals were completed, a Company Participating Managing Director11 (“Employee 3”) informed Company senior executives that an Abu Dhabi official may have sought or obtained a bribe from Malaysia in connection with the deals, which information was not escalated to control functions; (ii) after allegations of Low’s involvement with 1MDB had come to light in the media, Company executives and employees discussed Low’s involvement in the 1MDB deals and, in one conversation between Employee 3 and a senior Company executive, Leissner’s potential involvement, but the Company’s control functions never took steps to address these red flags; and (iii) there were internal communications between Employee 3 and senior Company control function personnel discussing the minor repercussions meted out to favored employees like Leissner and Employee 1 when they got caught trying to circumvent the control functions, and the more serious repercussions to other, less favored employees.

The Pleading Entity has agreed to resolve the action brought by the Department of Justice through a plea agreement presented to the District Court on October 22, 2020 (the “Plea Agreement”). Under the Plea Agreement, the Pleading Entity agreed to enter a plea of guilty to the charge set out in the Information (the “Plea”). In addition, the Pleading Entity will make an admission of guilt to the District Court. Applicants expect that the District Court will enter a judgment against the Pleading Entity that will require remedies that are materially the same as those set forth in the Plea Agreement.

[9]	Employee 1 is no longer employed by any Company affiliate.
[10]

In addition to the bond offerings and underlying acquisitions, the Company identified additional potential and completed deals in which Low was involved in some manner during the relevant period. For example, GS Group served as an advisor on a deal in or about 2013 where a Low-related entity was one of the original clients. The deal was not submitted for due diligence review until it was substantially finalized, at which point concerns about the involvement of the Low-related entity were raised and the deal team was informed that the deal should not proceed if Low was involved as a client, received a fee or had an active role in the deal. Through his relationship with a high-ranking official of IPIC and Aabar, Low arranged for another entity to become GS Group’s putative client, but he remained in the deal as a co-investor and an active participant. Though the deal team knew this was merely a technical change in the deal structure, the deal was completed in late 2013.

[11]	Participating Managing Directors are senior to Managing Directors and, unlike Managing Directors, participate in a discretionary bonus pool.

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According to the Plea Agreement, the Pleading Entity agrees as follows: First, the Pleading entity shall cooperate fully with the Department of Justice and the United States Attorney’s Office for the Eastern District of New York (collectively, the “Offices”) in any and all matters relating to the conduct described in the Plea Agreement and the Statement of Facts and other conduct under investigation by the Offices or any other component of the Department of Justice at any time during the term of GS Group’s DPA (as defined below) (the “Term”) until the later of the date upon which all investigations and prosecutions arising out of such conduct are concluded or the end of the Term. Second, at the request of the Offices, the Pleading Entity shall also cooperate fully with other domestic or foreign law enforcement and regulatory authorities and agencies, as well as the Multilateral Development Banks (“MDBs”) in any investigation of the Pleading Entity, GS Group, or any of its present or former officers, directors, employees, agents, and consultants, or any other party, in any and all matters relating to the conduct described in the Plea Agreement and the Statement of Facts and any other conduct under investigation by the Offices or any other component of the Department of Justice. Third, should the Pleading Entity learn during the Term of any evidence or any allegations of conduct that may constitute a violation of the money laundering laws that involve the employees or agents of the Pleading Entity, or should the Pleading Entity learn of any evidence or allegation of conduct that may constitute a violation of the FCPA’s anti-bribery or accounting provisions had the conduct occurred within the jurisdiction of the United States, the Pleading Entity shall promptly report such evidence or allegation to the Offices. Fourth, the Pleading Entity agrees that any fine imposed by the District Court will be due and payable as specified in Paragraph 19 of the Plea Agreement—which recommends requiring the Pleading Entity to pay a $500,000 criminal fine as part of the total criminal monetary penalty required by the DPA, as described below—and that any restitution imposed by the District Court will be due and payable in accordance with the District Court’s order. Finally, the Pleading Entity agrees to commit no further crimes and to work with GS Group in fulfilling GS Group’s obligations under the DPA.

C.	Other Orders and Investigations

GS Group entered into a deferred prosecution agreement (the “DPA”) with the Offices on October 22, 2020 relating to the 1MDB transactions and the Conduct. In the DPA, GS Group has agreed, among other things, to (i) cooperate fully with the Offices and any other domestic or foreign law enforcement or regulatory authorities and agencies, as well as the MDBs in any and all matters relating to the conduct described in the DPA and the Statement of Facts, until the conclusion of all such investigations and prosecutions; (ii) continue to implement a compliance and ethics program designed to prevent and detect violations of the FCPA and other applicable anti-corruption laws; (iii) review, and, where necessary and appropriate, modify or maintain its existing internal accounting controls, policies, and procedures regarding compliance with the FCPA and other applicable anti-corruption laws; (iv) report annually to the Offices during the term of the DPA regarding remediation and implementation of the compliance measures described in the DPA; and (iv) pay a criminal monetary penalty of $2,315,088,000, $500,000 of which will be paid as a criminal fine by the Pleading Entity.

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The Federal Reserve entered a cease-and-desist order and order of assessment of a civil monetary penalty (the “FRB Order”) on October 22, 2020 against GS Group concerning unsafe and unsound banking practices relating to the 1MDB transactions that resulted from deficient policies, procedures and controls. Such deficiencies included: the lack of, or failure to implement, adequate compliance policies and procedures to ensure the 1MDB offerings complied with safe and sound practices; the failure of the review and approval process to appreciate the significant risks associated with the 1MDB offerings; the failure of the Company’s control functions and senior personnel to address red flags, insist on adequate information and documentation regarding key aspects of the offerings prior to execution, and effectively supervise a senior business employee (Leissner) about whom certain Company personnel had expressed integrity concerns in the past; and the failure to escalate or address allegations of bribery communicated to certain senior business personnel. The FRB Order requires the Company to cease and desist, assesses a civil money penalty of $154 million, and requires the Company to agree to take certain affirmative actions, including: submitting to the FRB (i) a written plan to enhance, and maintain improvements to, oversight of the review and approval of certain significant and complex transactions (“SCTs”), (ii) a written plan to enhance its existing anti-bribery compliance program for SCTs, and (iii) a written enhanced due diligence program for SCTs, in each case each acceptable to the Federal Reserve. In addition, the Company is required to conduct a review utilizing personnel independent of the business line and acceptable to the Federal Reserve to validate that the Company’s revised anti-bribery compliance program meets the requirements of the FRB Order and complies with applicable U.S. laws.

The New York State Department of Financial Services (the “DFS”) entered into a consent order (the “DFS Order”) on October 22, 2020 with GS Group as the parent company of Goldman Sachs Bank USA (“GS Bank”), which operates in New York State and is licensed and regulated by the DFS, to settle DFS’s investigations into alleged violations of the New York Banking Law (“Banking Law”) arising out of GS Bank’s investments in 1MDB-related instruments. The conduct described in the DFS Order includes: the failure of GS Group to adequately detect or address certain red flags in connection with the 1MDB bond transactions, which exposed GS Bank to undue financial and reputational risk; GS Group’s failure to escalate or address allegations of bribery communicated to certain senior business personnel following the completion of the 1MDB offerings; GS Group’s failure to address allegations of Leissner’s suspected involvement in the 1MDB misconduct; and GS Group’s failure to convey to GS Bank red flags or information known about the 1MDB offerings or the misconduct of Leissner, Ng and Low so that GS Bank could affirmatively report the incident to the DFS. The DFS Order finds that GS Group violated Section 44 of the New York Banking Law by conducting business in an unsafe and unsound manner and 3 N.Y.C.R.R. Section 300.4 by failing to submit a report to the Superintendent of one or more incidents that appear to relate to a plan or scheme that would be of interest to similar organizations located in the same area or through the state. The DFS Order requires GS Group to pay a civil monetary penalty of $150 million, as well as to submit, jointly with GS Bank, a written plan acceptable to the DFS regarding enhancements to the policies and procedures governing how GS Group provides services to GS Bank. Such enhancements will include, among other things, (i) ensuring that GS Bank compliance is adequately staffed by employees independent of the business line; (ii) ensuring that investment decisions made by and for GS Bank are in the independent, best interests of GS Bank, and (iii) promoting appropriate intra-affiliate information sharing whenever GS Group provides due diligence, committee review, or compliance services to GS Bank.

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The SEC entered a cease-and-desist order (the “SEC Order”) on October 22, 2020 against GS Group concerning violations of the anti-bribery, books and records and internal accounting controls provisions of the FCPA in connection with GS Group’s role in the 1MDB transactions. The SEC Order finds that GS Group failed to reasonably maintain a sufficient system of internal accounting controls between 2012 and 2015 with respect to the process by which it reviewed and approved the commitment of firm capital in large, significant and complex transitions, such as the 1MDB offerings, and that documentation prepared in connection with the 1MDB transactions did not accurately reflect certain aspects of the bond offerings, including the involvement of a third party intermediary in the offerings. The SEC Order requires GS Group to cease and desist from committing or causing any violations and any future violations of Sections 30A, 13(b)(2)(A) and 13(b)(2)(B) of the Exchange Act and assesses a civil money penalty of $400 million, and disgorgement of $606.3 million, with dollar-for-dollar disgorgement credit of $606.3 million based on the U.S. dollar value of similar payments made to the Government of Malaysia and 1MDB pursuant to the parallel Malaysian Settlement Agreement entered into by GS Group on August 18, 2020 (as described further below).

GS Group entered into a Settlement Agreement with the Government of Malaysia and 1MDB (the “Malaysian Settlement Agreement”) on August 18, 2020 to resolve all criminal and regulatory proceedings in Malaysia involving the Company, including pending criminal proceedings against subsidiaries of GS Group and certain of their current and former directors, relating to the 1MDB transactions and the Conduct. Pursuant to the Settlement Agreement, GS Group paid $2.5 billion to the Government of Malaysia and has guaranteed that the Government of Malaysia will receive at least $1.4 billion in proceeds from assets related to 1MDB seized by governmental authorities around the world.

In addition to the above agreements and orders, (i) the U.K. Financial Conduct Authority and the U.K. Prudential Regulation Authority each entered a warning notice (together, the “U.K. Notices”) against Goldman Sachs International (“GSI”), an indirect wholly owned subsidiary of GS Group, on October 22, 2020, relating to GSI’s failure to assess and manage the risks associated with the 1MDB transactions, properly record how GSI committees assessed and managed those risks and respond appropriately to allegations of bribery, and imposing a financial penalty of $63 million ($126 million in total); (ii) the Hong Kong Securities and Futures Commission issued a Statement of Disciplinary Action (the “SFC Statement”) against Goldman Sachs (Asia) L.L.C. “GS Asia”), an indirect wholly owned subsidiary of GS Group, on October 22, 2020, relating to GS Asia’s failure to properly examine and address red flags in connection with the 1MDB transactions and to diligently supervise its senior personnel in connection with their participation in the 1MDB transactions, and imposing a financial penalty of $350 million; (iii) the Singapore Attorney General’s Chambers issued a Notice of Conditional Warning (the “Singapore Notice”) against Goldman Sachs (Singapore) Pte (“GS Singapore”), an indirect wholly owned subsidiary of GS Group, on October 22, 2020, regarding the completion of its investigation against GS Singapore for corruptly giving gratification as a reward in relation to each of the 1MDB bond transactions, imposing a financial penalty of $122 million and requiring a payment of $61 million to 1MDB as disgorgement (which will be paid and/or credited in accordance with the disgorgement provisions of the DPA); and (iv) the Monetary Authority of Singapore (the “MAS”) issued a letter of direction (the “MAS Letter”) requiring GS Singapore to appoint an independent auditor to review the effectiveness and sustainability of the remedial measures implemented by GS Singapore following the MAS’ inspection.

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III.	Application of Section 9 of the Act

Section 9(a)(1) of the Act provides, in pertinent part, that a person may not serve or act as, among other things, an investment adviser or depositor of any registered investment company, or as principal underwriter for any registered open-end investment company, registered UIT or registered FACC if the person “within 10 years has been convicted of any felony or misdemeanor . . . arising out of such person’s conduct” as a broker, dealer or bank, among other things. Section 2(a)(10) of the Act defines the term “convicted” to include a plea of guilty. Section 9(a)(3) extends the prohibitions of Section 9(a)(1) to a company, any “affiliated person” of which is disqualified under the provisions of Section 9(a)(1). “Affiliated person” is defined in Section 2(a)(3) of the Act to include, among others,

(A) any person directly or indirectly owning, controlling, or holding with power to vote, five per centum or more of the outstanding voting securities of such other person; (B) any person five per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person . . . .

Taken together, Sections 9(a)(1) and 9(a)(3) would in the context of the Plea Agreement have the effect of precluding each Fund Servicing Applicant from acting as an investment adviser, sub-adviser or depositor for any Fund or as a principal underwriter for any Fund that is a registered open-end investment company, UIT or FACC. The Plea Agreement would result in a disqualification of each Fund Servicing Applicant for ten years under Section 9(a)(3) because the Pleading Entity is an Affiliated Person of each of the Fund Servicing Applicants within the meaning of Section 2(a)(3) of the Act and would become the subject of a conviction described in Section 9(a)(1). Other Covered Persons would be similarly disqualified pursuant to Section 9(a)(3) were they to act in any of the capacities listed in Section 9(a) with respect to any Fund.

Section 9(c) of the Act provides that: “[t]he Commission shall by order grant [an] application [for relief from the prohibitions of subsection 9(a)], either unconditionally or on an appropriate temporary or other conditional basis, if it is established [i] that the prohibitions of subsection (a), as applied to such person, are unduly or disproportionately severe or [ii] that the conduct of such person has been such as not to make it against the public interest or protection of investors to grant such application”. In determining whether an exemption should be granted under Section 9(c), the Commission historically has analyzed the facts and circumstances of each case and has focused particularly on: whether the parties seeking relief had any involvement in the conduct that serves as the basis for the disqualification under Section 9(a) and whether such conduct has been remedied.12

[12]	See Applications for Relief from Disqualification, Investment Company Act Release No. 8689 (Feb. 26, 1975).

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IV.	Statement in Support of Application

In support of their position that the Commission should issue the Orders, Applicants assert that, absent relief, the prohibitions of Section 9(a) would be unduly or disproportionately severe, and that the Conduct did not constitute conduct that would make it against the public interest or protection of investors to grant the exemption. In support of this assertion, Applicants state the following:

A.	The Limited Scope of Misconduct

The Conduct did not involve any of the Applicants acting as an investment adviser, depositor or principal underwriter for any Fund.13 The Conduct similarly did not involve any Fund with respect to which the Fund Servicing Applicants engage in Fund Servicing Activities, and none of the Funds ever bought any bonds issued by 1MDB.14 Barring the Fund Servicing Applicants from providing Fund Servicing Activities as a result of Conduct in which the Fund Servicing Applicants played no part would be unduly and disproportionately severe.

The Conduct occurred as a result of the actions of at most three employees in Asia (only two of whom have been charged by the Department of Justice) between 2009 and 2014. These employees are no longer employed by any Company affiliate. While GS Group control functions and committees should have done more to follow up on red flags, Leissner, Ng and Employee 1 circumvented GS Group’s internal controls and concealed information from the firm’s control functions to prevent them from attempting to stop GS Group from participating in the bond transactions.

Since the 1MDB bond transactions, and as described in detail below, GS Group has implemented significant remedial actions to enhance its ability to identify bad actors, underscore the responsibility of all employees to raise concerns, elevate the effectiveness of transaction review committees, improve its electronic surveillance capabilities and increase the investment in its compliance function as a whole. In addition, as part of the global settlement, including pursuant to the DPA as described in detail below, GS Group will be required to take additional remedial measures. GS Group is committed to promoting a culture of compliance and is committed to continuing to implement enhancements to its policies and procedures.

The legislative history of Section 9 of the Act indicates that the purpose of the Section “was to get rid of persons with criminal records, persons who were under injunctions from the courts of competent jurisdiction for improper practices in connection with securities.”15 At the time Section 9 was adopted, investment companies typically were managed by relatively small partnerships. Congress could not have foreseen that investment advisers and other service providers to investment companies would in the future be part of large financial service

[13]	As noted above, the Pleading Entity does not engage, has not engaged, and will not engage in Fund Servicing Activities.
[14]	No representation is made in respect of the Funds that were not advised or sub-advised by any of the Fund Servicing Applicants during the period of the Conduct.
[15]

Investment Trusts and Investment Companies: Hearings on S. 3580 Before the Subcomm. on Securities and Exchange of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 874 (1940) (statement of Judge Healy).

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organizations as are the Applicants. As a result, the drafters of the provision could not have intended that Section 9 would operate as it does in the present case. That is, it was not intended that a Fund would have to be deprived of its management or distribution because of charged violations that do not relate in any way to Fund Servicing Activities. In the absence of improper practices relating to their Fund Servicing Activities, therefore, Applicants submit that Section 9(a) should not operate to bar the Fund Servicing Applicants from serving the Funds and their shareholders. In short, the conduct of Applicants has not been such to make it against the public interest or the protection of investors to grant the Application.

B.	Hardships on the Funds and their Shareholders

The inability of the Fund Servicing Applicants to continue providing investment advisory and underwriting services to Funds would result in the Funds and their shareholders facing potential hardship. Neither the protection of investors nor the public interest would be served by permitting the Section 9(a) disqualifications to apply to the Fund Servicing Applicants because those disqualifications would deprive the Funds of the advisory or sub-advisory and underwriting services that shareholders expected the Funds would receive when they decided to invest in the Funds, and result in the termination of advisory and sub-advisory relationships that the Funds’ boards (including a majority of the disinterested directors or trustees) have determined to be in the best interests of the Funds. Certain Fund Servicing Applicants and their predecessor entities have been advising investment companies for several decades. Many shareholders have long-standing investments and relationships with the Funds. For example, one Fund has been advised by one of the Fund Servicing Applicants since 1988 and several Funds have relationships with certain Fund Servicing Applicants that began in the early 1990s.

Each Fund Servicing Applicant that serves as an adviser to Funds has developed a familiarity and expertise with each particular Fund’s operations, and replacing the Fund Servicing Applicants with other advisers would result in inefficiencies and potential investment losses during a transition period that would be completely unwarranted as a result of Conduct unrelated to any Funds. Further, a replacement adviser may not be willing to provide the same services for the same fees that a Fund Servicing Applicant currently provides.

Uncertainty caused by prohibiting the Fund Servicing Applicants that currently serve as investment advisers to the Funds from continuing to serve the Funds in an advisory or sub-advisory capacity would disrupt investment strategies and could result in significant net redemptions of shares of the Funds, which would frustrate efforts to manage effectively the Funds’ assets and could increase the Funds’ expense ratios to the detriment of non-redeeming shareholders and lead to adverse tax consequences for shareholders.

In addition, although successor investment advisers or sub-advisers could replace the Fund Servicing Applicants, disqualifying the Fund Servicing Applicants could result in substantial costs to the Funds and others because of the need to obtain board and shareholder approvals of new investment advisory or sub-advisory agreements with the new adviser or sub-

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adviser.16 Specifically, costs associated with the disqualification would include costs related to: (1) identifying a suitable successor investment adviser or sub-adviser, including performing due diligence on such potential successor; (2) calling a special meeting (or meetings) of the boards of directors or trustees of the Funds (“Boards”); (3) preparing, printing and mailing proxy materials to all shareholders; (4) actively soliciting shareholder proxies and tabulating those proxies; and (5) holding the shareholder meetings. In addition, the Funds would have to expend time and other resources to engage their preferred substitute advisers or sub-advisers and principal underwriters and negotiate terms.

Moreover, shares of the Funds are held by participants in many defined contribution plans. Disqualifying the Fund Servicing Applicants could result in disproportionately severe hardship to those participants, as defined contribution plans often have only a few or, in some cases, only one investment option per asset class and one suite of target date funds, and participants may not be able to switch to a suitable replacement fund. Plan trustees also would incur additional time and expense in selecting a replacement Fund. The prohibitions of Section 9(a) could therefore harm defined contribution plan participants disproportionately compared to the harm caused to shareholders outside of such a plan.

The disqualification of GS&Co. from serving as principal underwriter to certain Funds would also result in hardship to those Funds and their shareholders. Not only would the Funds have to expend time and resources to find and engage substitute principal underwriters, but the substitute underwriters may not be able to replicate the selling network established by GS&Co., which has been successful in enlisting financial intermediaries to sell shares of the Funds. Replacing GS&Co. with principal underwriters who may not be as successful could lead to significant redemptions, lower sales and require the Funds to spread their expenses over a smaller asset base, to the material financial detriment of Fund shareholders. Therefore, the Section 9(a) disqualifications would be unduly and disproportionately severe with respect to the financial interests of the Funds and their shareholders, particularly given that no Fund Servicing Applicants were involved in the Conduct and that the Conduct did not involve the Funds or Fund Servicing Activities.

The prohibitions of Section 9(a) could, therefore, operate to the financial detriment of the Funds and their shareholders.

C.	Adverse Effect on Applicants

If the Fund Servicing Applicants were barred under Section 9(a) from providing investment advisory services to Funds and were unable to obtain the requested exemption, the effect on their businesses and employees would be severe. The Fund Servicing Applicants have committed substantial capital and other resources to establishing expertise in advising and sub-advising Funds with a view to continuing and expanding this business, which is considered strategically important. The Fund Servicing Applicants and all other Covered Persons would be

[16]	This would not apply to the advised ESCs, because, consistent with the ESC Order (as defined in footnote 17), the ESCs do not have independent boards of directors.

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precluded from participation in searches for advisory assignments for Funds, which would put them at a competitive disadvantage. Further, if the Orders are not issued, highly valued long-term client relationships would be disrupted and the Fund Servicing Applicants, and all other Covered Persons, some of which have advised Funds in the past, would be precluded from offering advisory services that represent a valuable part of the total financial services they offer. Prohibiting the Fund Servicing Applicants from providing Fund Servicing Activities would also negatively impact their ability to offer clients a complete range of financial services. In the case of GSAM, the effects would be particularly significant, as investment advisory services to Funds (excluding ESCs) represents approximately 52% of assets under management as of March 31, 2020. As a result, without relief under Section 9(c), GSAM would lose a significant part of its business, potentially leading to layoffs.

If GS&Co. were barred under Section 9(a) from continuing to provide underwriting services to the Funds and were unable to obtain the requested exemption, the effect on its current business and employees would be significant. GS&Co. has committed substantial resources to establish expertise in underwriting the securities of the Funds and to establish distribution arrangements for Fund shares. Currently, over 250 GS&Co. employees work to support the distribution of the Funds. Without relief under Section 9(c), GS&Co. would lose a significant part of its business, potentially leading to layoffs.

GS&Co. has and continues to make substantial investments in its Mosaic platform, a global online trading, reporting and analytics platform for proprietary money market funds as well as third-party money market funds. The Mosaic platform provides clients with, among other things, a streamlined trading interface that offers access to the largest fund providers, advanced risk management tools, real time reporting and analytics, and straight through processing that feeds data directly into clients’ cash management systems. The Mosaic platform currently supports over 800 clients and $230 billion in assets. Without relief under Section 9(c), it would no longer be practicable for GS&Co. to run this platform, and clients would no longer have access to the convenient features Mosaic offers.

Furthermore, GS&Co. acts as transfer agent for most of the Funds and has been recognized by industry sources as a top tier firm that has consistently exceeded all client service standards. Although GS&Co. would retain the authority to act in this capacity even if it were prohibited under Section 9(a) from engaging in Fund Servicing Activities, as a practical matter, it is unlikely that the Funds would continue to retain GS&Co. as transfer agent if GS&Co. or GSAM were unable to perform Fund Servicing Activities. Thus, GS&Co. would likely lose another significant part of its business—revenue from GS&Co.’s transfer agency business totaled $80.1 million and $79.4 million, respectively, in 2018 and 2019. The entirety of GS&Co.’s revenue from its transfer agency business would be lost if the Funds no longer retained GS&Co. as transfer agent. This could potentially lead to further layoffs among the approximately 75 people who support this activity within GS&Co.

Disqualifying GS&Co., GSAM and GSIS from continuing to provide investment advisory services to the ESCs is not in the public interest or in furtherance of the protection of investors, and such disqualification would frustrate the expectations of the eligible employees who invested in the ESCs. Because the ESCs have been formed for certain key employees, officers and directors of GS Group and its affiliates, it would not be consistent with the purposes

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of the employees’ securities company provisions of the Act and it would be impermissible under the terms and conditions of the ESC Order to require another entity not affiliated with GS Group to manage the ESCs.17 In addition, participating employees of GS Group and its affiliates likely subscribed for interests in the ESCs with the expectation that the ESCs would be managed by an affiliate of GS Group. With respect to the ESCs, disruption of investment strategies caused by a replacement investment adviser could inflict investment losses on the shareholders that they could not avoid, as ESCs typically do not offer redemption rights.

Over 1,500 employees of the Fund Servicing Applicants are actively involved in the provision of Fund Servicing Activities (not including a large number of employees of the Fund Servicing Applicants and their affiliates who support the over 1,500 employees who would be adversely affected if the Fund Servicing Applicants could no longer offer the Funds to their customers). Prohibiting the Fund Servicing Applicants from serving as investment adviser or sub-adviser of or principal underwriter for Funds would not only affect the Fund Servicing Applicants’ businesses adversely, but also the Fund Servicing Applicants’ employees. For these reasons, the imposition of the Section 9(a) disqualification on the Fund Servicing Applicants would be unduly and disproportionately severe.

D.	Absence of Any Connection Between the Misconduct and Applicants’ Fund Servicing Activities

The Conduct did not involve any of the Applicants’ Fund Servicing Activities. The Pleading Entity does not and will not serve in any of the capacities described in Section 9(a) of the Act. The Conduct did not involve any Fund, or the assets of any Fund, with respect to which any Fund Servicing Applicant provides Fund Servicing Activities, and none of the Funds ever bought any bonds issued by 1MDB.18 Finally, disqualifying the Fund Servicing Applicants from serving in the capacities specified in Section 9(a) would be unduly and disproportionately severe given that the Fund Servicing Applicants were not involved in the Conduct. The remedial actions that GS Group has taken or will take to address certain issues that have been identified as having allowed the Conduct to occur are being taken at a firmwide level, and as such will also be implemented at the Fund Servicing Applicants.

E.	Applicants’ Personnel

Applicants represent that (1) none of the current or former directors, officers or employees of Applicants (other than certain former personnel of the Pleading Entity and GS & Co.19 who were not involved in any of the Fund Servicing Applicants’ Fund Servicing Activities) engaged in the Conduct; (2) no current or former employee of the Pleading Entity or any Covered Person who previously has been or who subsequently may be identified by the Pleading

[17]	The ESCs rely upon an exemption from registration under the Act granted in an order under Sections 6(b) and 6(e) of the Act (Release No. IC-23390, Aug. 14, 1998) (the “ESC Order”).
[18]	See footnote 14.
[19]

As noted in Section II.B, Leissner, one of the employees most extensively involved in and responsible for the Conduct, was employed by GS&Co. for approximately two months immediately prior to his termination in February 2016. During this time, Leissner had no involvement in GS&Co.’s Fund Servicing Activities.

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Entity or any U.S. or non-U.S. regulatory or enforcement agencies as having been responsible for the Conduct will be an officer, director, or employee of any Covered Person; (3) the identified employees have had no, and will not have any future, involvement in the Covered Persons’ activities in any capacity described in Section 9(a) of the Act; and (4) because the personnel of Applicants (other than certain former personnel of the Pleading Entity and GS & Co.20 who were not involved in any of the Fund Servicing Applicants’ Fund Servicing Activities) did not engage in the Conduct, shareholders of the Funds were not affected any differently than if those Funds had received services from any other non-affiliated investment adviser.

Every employee identified in the Statement of Facts as having engaged in the Conduct has been terminated or is no longer employed by any affiliate of the Pleading Entity.

In November 2018, Mr. Leissner pleaded guilty to conspiracy to violate the FCPA and conspiracy to commit money laundering, was ordered to forfeit $43.7 million and is currently awaiting sentencing. Mr. Leissner left his GS Group-affiliated employer in 2016. Mr. Ng was extradited to the United States in May 2019 to face charges of conspiracy to violate the FCPA and conspiracy to commit money laundering, to which he has pleaded not guilty. Mr. Ng left his GS Group-affiliated employer in the spring of 2014.

The remaining employees identified in the Statement of Facts are employed by another affiliate of the Pleading Entity that is not a Covered Person. The Applicants represent that none of these employees has been, nor will in the future be, employed by a Covered Person relying on the Orders or otherwise involved in the Fund Servicing Activities.

One of the employees discussed above was employed by a Fund Servicing Applicant before the 1MDB bond transactions, but was employed by an affiliate that is not a Fund Servicing Applicant at the time of the 1MDB bond transactions. This employee did not engage in the Conduct. After the 1MDB bond transactions were completed, the employee became aware of and failed to escalate information and concerns about bribery related to the bond transactions. This individual currently serves as a manager or director of a Fund Servicing Applicant and has had, and in the future will have, no day-to-day involvement in Fund Servicing Activities. The individual’s role includes oversight of that Fund Servicing Applicant commensurate with the responsibilities of a manager or director.

Applicants believe the conduct of Applicants has not been such as to make it against the public interest or the protection of investors to grant the requested exemption from Section 9(a).

F.	Remedial Actions

GS Group has implemented and will continue to implement policies and procedures designed to prevent the recurrence of the conduct that is the subject of the Plea Agreement, as required by the Plea Agreement. In addition, as described below, the DPA will also require certain remediation to be undertaken.

[20]	See footnote 19.

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GS Group is committed to addressing the harm caused by the fraudulent conduct by certain of its employees in connection with the 1MDB bond offerings. In addition to cooperating with all the regulatory authorities investigating the events in question, GS Group has engaged in a searching review of its policies, procedures, and controls in light of this conduct to see how they could be further strengthened.

As outlined below, these efforts have resulted in significant initiatives to enhance GS Group’s ability to identify bad actors, underscore the responsibility of all employees to raise concerns, elevate the effectiveness of transaction review committees, improve its electronic surveillance capabilities, and increase investment in the firm’s Compliance function as a whole.

Initiatives to Detect Employee Wrongdoing

In an effort to proactively identify and root out potential wrongdoers, GS Group has enhanced the scrutiny of senior personnel in high-risk areas and products, and has heightened the firm’s focus on accountability when employee red flags are identified. These initiatives, which have now become part of the firm’s control structure, include those described below.

Insider Threat Program

A key initiative was the firm’s creation of an Insider Threat Program in 2015 to help prevent, detect, and mitigate potentially harmful actions by employees. The Insider Threat Program has several elements and is led by a Steering Group consisting of Managing Directors and Participating Managing Directors from many different GS Group divisions, including representatives from revenue-generating divisions, who are uniquely positioned to identify risks in their specific domains and provide impact assessments of new recommended controls. The Steering Group functions as a cross-divisional group that determines the design, development, deployment, and use of insider threat-related technology and practices at the firm. The Steering Group is dedicated to enhancing the firm’s strategies for preventing and detecting criminal and other serious misconduct by employees and oversees and monitors the effectiveness of the insider threat-related management frameworks and methodologies in addressing potential risks arising from either malicious or careless insiders. The Steering Group functions largely through different working groups each of which has been formed to advance a particular strategy for preventing and detecting employee misconduct. While the Steering Group itself was created before the problems with 1MDB came to light, the firm has taken steps to enhance it specifically in response to 1MDB and its assessment that there were opportunities to enhance the firm’s efforts to detect employee wrongdoing.

The Insider Threat Program has evolved over time into several cross-divisional working groups which focus on the following topics and concerns:

•

Aiming to reduce the harm that a malicious or careless insider may cause via systems access by identifying roles with access to critical data and systems, and then reducing or removing the scope of employees’ systems access, enforcing a wider separation of duties and introducing other controls to mitigate the impact of harmful activity.

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•	Developing and enhancing cyber surveillance and monitoring to better identify malicious or careless behavior by employees, as well as to enhance controls that leave open exploitable weaknesses.

•

Studying changes in employee behavior to identify meaningful trends and data points of potential and likely insider threats, using analytical models that harness historical employee data, such as the location, tenure and role of employees and executing forensic reviews of varied higher risk employee populations to identify signs of potential misconduct, and conducts “lessons learned” analyses to uncover new behavioral risks.

•	Evaluating the controls around employees (particularly at inflection points in their careers) to identify areas of risk and ultimately make control recommendations concerning potential mitigants.

•	Developing and organizing the delivery of trainings and curriculum for the firm’s global employee population on topics such as integrity, conduct and insider threats.

•

Developing and maintaining an insider threat risk taxonomy and conducting gap analyses in respect of insider threats, including collecting data from across the firm in respect of insider threat risks, analyzing this data and presenting it to the Steering Group.

GS Group also established in 2019 a dedicated Insider Threat Team, under the sponsorship of the Insider Threat Steering Group, with several full-time employees representing the firm’s control functions that have primary responsibility for administering the Insider Threat Program, including Financial Crime Compliance, Conduct Risk Compliance, Operational Risk Management and Analysis, and Technology Risk. The team is also supported by Compliance Engineering. The Insider Threat Team ultimately reports to the global Head of Financial Crime Compliance.

This team coordinates a firmwide risk assessment process, develops and manages relevant policies and procedures, designs and implements surveillance to detect potential insider threat behavior, trains employees, and generates relevant performance metrics. The Insider Threat Team also executes the initiatives of the Insider Threat Steering Group, conducts gap analyses based on internal and external insider threat events, and coordinates the Senior Manager Initiative and investigations into potential insider threat activity. GS Group believes that it is an industry leader in having a permanent Insider Threat Team devoted solely to detecting and rooting out threats posed by employees.

Enhanced Employee Conduct Processes

In addition to establishing the Insider Threat Program, GS Group has streamlined the screening and vetting process for candidates applying to work at the firm, and has improved the firm’s accountability processes and governance approach to employee conduct. These measures are calibrated to identify problematic conduct and characteristics so the firm can make employment decisions in line with its commitment to compliance.

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For example, GS Group created a Disciplinary Subcommittee of its Client and Business Standards Committee to review conduct flags21 for Participating Managing Directors and Managing Directors and take them into account in compensation and promotion decisions.22 GS Group also added additional and more specific questions to the firm’s 360-degree reviews about whether the relevant Participating Managing Director or Managing Director values compliance, which are taken into account in compensation and promotion decisions. Likewise, GS Group has made new data concerning employee conduct available to supervisors to enhance their own accountability for their employees.

At the senior management level, GS Group created a Firmwide Conduct and Operational Risk Committee that was charged with reviewing the firm’s efforts to ensure appropriate employee conduct. GS Group also instituted regular reporting of conduct- and culture-related metrics to both senior management and the Board of Directors. In 2020, the Firmwide Conduct and Operational Risk Committee was dissolved and a new, dedicated Firmwide Conduct Committee was created. The Conduct Committee is comprised of senior managers from regions, global business divisions and relevant control functions. The Conduct Committee is globally responsible for the overseeing the firm’s conduct risk, as well as assisting senior management in overseeing the integrity of firm personnel.

Although Human Capital Management in each region previously screened candidates for degrees from known diploma mills in that particular region, if a candidate had obtained a degree from a diploma mill outside of the region in which the candidate was being hired (e.g., a candidate in Asia had obtained a degree from a diploma mill in Europe), GS Group did not previously screen for that. GS Group has implemented a process whereby Human Capital Management now screens candidates globally for any known diploma mills around the world (and would therefore detect if a candidate in Asia had a degree from a diploma mill in Europe). Although the firm has always conducted background checks, including financial credit and criminal record checks, GS Group now re-checks FINRA-registered employees, who account for more than 35% of the firm’s U.S. workforce, at least every three years to identify any new risks.

In 2018, GS Group implemented a “Conduct Risk Dashboard”, that provides supervisors with desktop access to conduct and behavioral issues with respect to their supervised employees, such as missed training or policy infractions. GS Group has also developed centralized, consistent conduct metrics for divisional and firmwide trend and management reporting.

Regional Offices

GS Group has also implemented changes to enhance the effectiveness of supervision in its regional offices and to ensure that the firm’s culture of compliance is instilled in all personnel. These changes include clarifying and documenting the reporting lines for each employee and

[21]	A conduct flag is noted when an employee has been through a disciplinary process that resulted in formal discipline (including warnings).
[22]

While the Disciplinary Subcommittee was created specifically to review conduct flags with respect to Participating Managing Directors and Managing Directors, conduct flags are taken into account in compensation and promotion decisions for all employees, regardless of seniority.

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emphasizing the importance for the office heads of each regional office to set the appropriate tone at the top, escalate issues, and address inappropriate behavior. GS Group has also established a regional supervisory oversight process, identifying regional leadership to consider and discuss topical supervisory issues. For example, on a monthly basis, supervisory metrics for each office, highlighting any office or jurisdiction-specific issues, are provided to and considered by the regional leadership group. This includes any noteworthy information on relevant compliance programs, among other relevant metrics.

“Tone from the Top” and Emphasis on Escalation Responsibilities

GS Group continues to take steps to ensure that employees are hearing about compliance expectations from the firm’s executive management. For example, the Chairman’s Forum is a mandatory training for all Participating Managing Directors and Managing Directors conducted every few years that sets expectations with respect to culture, reputation, and leadership. It involves dozens of separate sessions around the world, each one facilitated by a member of the firm’s Management Committee in order to underscore the importance of the forum’s messages.

While the Forum occurs every few years, GS Group designed the 2017-18 Chairman’s Forum to center around a case study about a hypothetical transaction loosely modeled on the issues that arose in the 1MDB bond transactions. The 2017-2018 Chairman’s Forum reinforced that it is the responsibility of every employee to strengthen the firm’s culture and improve its conduct in the financial services industry. The forum began with a video from then-Chairman Lloyd Blankfein, who stressed the responsibility of everyone at the firm to guard the firm’s reputation and to identify potential issues and to escalate them. It also included a video case study, which explored a hypothetical transaction loosely modeled on issues that arose in the 1 MDB bond transactions. The case study showed junior bankers identifying and escalating potential issues of concern in connection with the transaction in order to empower employees to identify and raise concerns that they have.

Beyond the Chairman’s Forum, the firm has instituted a number of other new trainings and programs to educate employees that it is their duty to speak up and escalate issues that may raise ethical, compliance, reputational, or other risks. For example, GS Group has conducted mandatory compliance training for all employees that reinforces the responsibility of employees to escalate concerns they may have with transactions or firm activities, and that directs employees to the many ways they can escalate their concerns. In addition, the firm has begun conducting separate, periodic trainings on escalation for Vice Presidents.

In 2015, GS Group revamped its external escalation program, which provides employees and the public with various channels through which integrity concerns can be raised without reprisal, and renamed it the “Business Integrity Program.” This revamp was accompanied by educational campaigns to remind employees of their responsibility to escalate concerns. The educational campaigns have significantly increased the number of issues that have been escalated. Since 2015, the number of escalations to the Business Integrity Program has more than doubled. In 2017 the firm refreshed its communication strategy for the Business Integrity Program by, among other things, placing posters advertising the Program in certain lobby and pantry areas. The Program provides international telephone hotlines and a web portal and that are available 24/7 for anyone to communicate a concern they have in a confidential or anonymous manner. These are available on GS Group’s external website. Since 2017, the firm has completed regular educational campaigns reminding employees of their responsibility to escalate concerns.

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Enhancements to Committee Review Process

GS Group has been strengthening its processes to heighten attention to potential red flags identified by deal teams and committees, increasing representation of the firm’s control functions in key vetting groups and committees, and reviewing potential transactions earlier in the life cycle to reduce the possibility that later momentum in the deals could inappropriately carry them over the line for approval. From July 2016 to June 2020, GS Group declined several thousand transactions, demonstrating that in recent years, not only do control functions and transaction review committees feel empowered to decline transactions, but they do in fact decline transactions.

In 2015, GS Group created a Firmwide Reputational Risk Committee to assess transactions that have been identified as having the potential for heightened reputational risk, which includes transactions that have the potential to attract negative or outsized media attention or political or regulatory scrutiny.23 If the 1MDB bond transactions were under consideration today, they would be reviewed by this committee. The majority of the committee’s members are required to be from control functions, and the committee can and does decline transactions that have been approved by other firmwide committees. Since 2015, certain transaction review committees, including the Firmwide Capital Committee, Firmwide Suitability Committee and Firmwide Reputational Risk Committee, have been required to have the majority of its members from the control functions and at least one committee chair from a control function. The requirement that there be majority membership from control functions is designed to ensure that business considerations never outweigh compliance or other control concerns in evaluating potential transactions.

In addition to the Firmwide Reputational Risk Committee, GS Group also created Regional Vetting Groups in order to empower control function personnel in all regions to review transactions earlier in their lifecycles before the deal teams invest months of work. The Regional Vetting Groups are comprised solely of senior control function personnel in the various regions, and they regularly decline transactions for reputational risk reasons before the transaction is ever reviewed by a transaction review committee. Each control function member of these groups is responsible for escalating and reviewing issues within his or her respective control organization and providing unified, control function feedback to the deal team.

[23]

GS Group has adopted the Federal Reserve’s definition of reputational risk, which is “the potential that negative publicity regarding an institution’s business practices, whether true or not, will cause a decline in the customer base, costly litigation, or revenue reductions.” E.g., Commercial Bank Examination Manual, Section 1012.1, p. 1 (May 2019).

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These groups also work with the Firmwide Reputational Risk Committee and Legal Department leadership to assess reputational risks and mitigants of transactions. The Regional Vetting Group co-heads consult with the Vice-Chairs of the Firmwide Reputational Risk Committee and the firm’s General Counsel on the transactions they review, as appropriate, in order to assess the relevant reputational matters and to allow the Vice-Chairs and the General Counsel to make a determination as to whether committee review is needed. In 2018, the Regional Vetting Groups reviewed hundreds of potential transactions and declined over 10% of them (the vast majority of which were declined for reputational risk reasons). Similarly, in the second quarter of 2020, nearly 80% of worldwide declines were due to reputational reasons. GS Group has developed a “deal-decline” tracker, which came into effect in July 2016 and tracks all transactions that are declined by certain functions, including, among other things, the reasons for the decline, and the control function contacts involved.

Since 2015, GS Group has made changes to enhance the memorialization of the discussions that take place in committee. Changes have included training committee secretaries and counsel to better document the rationale for committee decisions in the minutes, including the control functions’ role in the consideration of the reputational risk of transactions.

Enhancements to Intermediary Policy

Since 2015, the firm’s Intermediary Policy has been broadened to require the identification and vetting of any intermediary involved in a transaction, whether or not engaged by GS Group. The firm has since enhanced its intermediary procedures, particularly in connection with approving the renewal of higher-risk intermediary arrangements and the due diligence process surrounding intermediaries.

Enhancements to Electronic Surveillance

The firm has been continually improving its electronic surveillance to take advantage of recent technological advances. In 2014, the firm’s Financial Crime Compliance group created the Compliance Forensics Program, which requires every component of the firm’s divisional compliance to conduct internal, forensic reviews of the people, places, events, and processes that could present risks. These reviews can cover a wide variety of legal, regulatory and reputational issues related to illicit finance, including money laundering, bribery, sanctions evasion, insider trading and market manipulation. Reviews can also be targeted more specifically at less commonly identified risks or emerging typologies such as cryptocurrency risk. The teams use investigative techniques that include trade and transaction analysis, voice- and e-communication surveillance, and “big data” analytics. In the period from January 1, 2019 to June 30, 2020, the Forensics Group conducted well over one thousand reviews worldwide, covering a wide variety of the risks described above. Generally, these reviews are of clients, employees, trades, wires, journal entries and firm transactions. This forensics program has led to enhanced firmwide controls, including new or refined policies, procedures, and surveillances, and in certain cases, it has also resulted in employee discipline.

In addition, GS Group hired a senior engineer from a major technology company to lead an effort to apply three core “big data” analytics techniques to the firm’s surveillance systems: enhanced text and voice analytics, large-scale trade and transaction analysis, and relationship graphing (which allows for visualization of complex business, political and personal connections among individuals and entities). The firm has been working for several years to build internally its two new surveillance tools that utilize the “big data” capabilities it previously built to enable

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better surveillance capabilities. One new surveillance tool leverages GS Group’s “big data” analytic capabilities to perform Google-like natural language searches across billions of pieces of data from different e-communications platforms (e-mails, instant messages, Bloomberg chats, etc.) within seconds and ranks the search results so the communications that are most interesting appear first, eliminating the need to manually review hundreds or thousands of hits individually to determine whether they are relevant. The second new e-surveillance tool allows surveillance and compliance teams to develop their own rule-based surveillances and to run searches for specific key words or phrases and evaluate the results within minutes.

Additional Compliance Resources

GS Group has increased its commitment to spending on compliance efforts and headcount in order to maintain the efficacy of the enhancements described above and to continue improving the firm’s controls and systems. Since 2012, the firm’s Global Compliance Division has more than doubled in size. In addition, the Financial Crime Compliance group itself has also more than doubled in size during that period.

GS Group also has increased spending on Compliance over 40% from 2012 to 2019. During the same time, the total expenditure for Financial Crime Compliance has more than doubled. In addition, the firm’s Surveillance Analytics group has grown nearly ten-fold since 2012 through the end of 2019. In the same period, GS Group has increased the budget of this group by over 150%. GS Group has also significantly enhanced its AML controls relating to surveillance, due diligence, customer identification, client onboarding, and other areas. In total, the firm has implemented over one hundred enhancements to the firmwide AML program since 2012.

These increases far outpace growth in firm’s overall headcount. Because of these significant increases, there are much greater resources being devoted to surveillance and the other efforts identified above that are designed to help detect and prevent potential wrongdoers.

DPA-Required Remediation

In addition to the remediation described above, in connection with the DPA, GS Group will represent that it has implemented and will continue to implement a compliance and ethics program designed to prevent and detect violations of the FCPA and other anti-corruption laws throughout its operations, including its subsidiaries. In addition, GS Group will represent that it has undertaken, and will continue to undertake, a review of its existing internal accounting controls, policies, and procedures regarding compliance with the FCPA and other anti-corruption laws, and modify them where necessary to ensure that it maintains (i) an effective system of internal accounting controls, and (ii) a rigorous anti-corruption compliance program designed to effectively detect and defer violations of the FCPA and other applicable anti-corruption laws.

At a minimum, pursuant to the DPA, GS Group will develop and promulgate a corporate policy against violations of the FCPA and other applicable foreign anti-corruption laws, which policy will be memorialized in a written compliance code. GS Group will ensure that its directors and senior management provide strong, explicit and visible support to its corporate policy against violations of the anti-corruption laws and its compliance code, and demonstrate rigorous adherence by example. GS Group will also ensure that middle management, in turn, reinforce those standards and encourage employees to abide by them.

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Policies and Procedures

GS Group will develop and promulgate compliance policies and procedures designed to reduce the prospect of violations of the anti-corruption laws and the firm’s compliance code, and the will take appropriate measures to encourage and support the observance of ethics and compliance policies and procedures against violation of the anti-corruption laws by personnel at all levels of the firm. The policies and procedures will address: (i) gifts; (ii) hospitality, entertainment, and expenses; (iii) customer travel; (iv) political contributions; (v) charitable donations and sponsorships; (vi) facilitation payments; and (vii) solicitation and extortion. These policies will apply to all directors, officers, and employees and, where necessary and appropriate, outside parties acting on behalf of GS Group. GS Group will notify all employees that compliance with the policies and procedures is the duty of individuals at all levels of the firm.

GS Group will also ensure that it has a system of financial and accounting procedures, including a system of internal controls, reasonably designed to ensure the maintenance of fair and accurate books, records, and accounts. This system will be designed to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements, and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

Review and Oversight

GS Group will develop its policies and procedures on the basis of a periodic risk assessment addressing the individual circumstances of the firm, in particular the foreign bribery risks facing the firm. GS Group will also review its anti-corruption compliance policies and procedures no less than annually and update them as appropriate.

GS Group will assign responsibility to one or more senior corporate executives for the implementation and oversight of the firm’s anti-corruption compliance code, policies, and procedures. Such corporate officials shall have the authority to report directly to independent monitoring bodies, including internal audit, the Board of Directors, or any appropriate committee of the Board of Directors, and shall have an adequate level of autonomy from management as well as sufficient resources and authority to maintain such autonomy.

Training and Guidance

GS Group will implement mechanisms designed to ensure that its anti-corruption compliance code, policies, and procedures are effectively communicated to all directors, officers, employees, and, where necessary and appropriate, agents and business partners. These mechanisms shall include: (a) periodic training for all directors and officers, all employees in positions of leadership or trust, positions that require such training (e.g., internal audit, sales,

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legal, compliance, finance), or positions that otherwise pose a corruption risk to the firm, and, where necessary and appropriate, agents and business partners; and (b) corresponding certifications by all such directors, officers, employees, agents, and business partners, certifying compliance with the training requirements. GS Group will conduct training in a manner tailored to the audience’s size, sophistication, or subject matter expertise and, where appropriate, discuss prior compliance incidents.

GS Group will maintain, or where necessary establish, an effective system for providing guidance and advice on complying with the firm’s anti-corruption compliance code, policies, and procedures, including when they need advice on an urgent basis or in any foreign jurisdiction in which the firm operates.

Internal Reporting, Investigation and Enforcement

GS Group will maintain, or where necessary establish, an effective system for internal and, where possible, confidential reporting by, and protection of, directors, officers, employees, and, where appropriate, agents and business partners concerning violations of the anti-corruption laws or the firm’s anti-corruption compliance code, policies, and procedures. GS Group will also maintain, or where necessary establish, an effective and reliable process with sufficient resources for responding to, investigating, and documenting allegations of violations. GS Group will handle the investigations of complaints in an effective manner, including routing the complaints to proper personnel, conducting timely and thorough investigations, and following up with appropriate discipline where necessary.

GS Group will implement mechanisms designed to effectively enforce its compliance code, policies, and procedures, including appropriately incentivizing compliance and disciplining violations. GS Group will also institute appropriate disciplinary procedures to address, among other things, violations of the anti-corruption laws and the firm’s anti-corruption compliance code, policies, and procedures by its directors, officers, and employees. These procedures will be applied consistently and fairly, regardless of the position held by, or perceived importance of, the director, officer, or employee. In addition, GS Group will implement procedures to ensure that where misconduct is discovered, reasonable steps are taken to remedy the harm resulting from such misconduct, and to ensure that appropriate steps are taken to prevent further similar misconduct.

Third-Party Relationships

GS Group will institute appropriate risk-based due diligence and compliance requirements pertaining to the retention and oversight of all agents and business partners, including (i) properly documented due diligence pertaining to the hiring and appropriate and regular oversight of agents and business partners; (ii) informing agents and business partners of GS Group’s commitment to abiding by anti-corruption laws, and of the firm’s anti-corruption compliance code, policies, and procedures; and (iii) seeking a reciprocal commitment from agents and business partners. GS Group will understand and record the business rationale for using a third party in a transaction, and will conduct adequate due diligence with respect to the risks posed by a third-party partner. GS Group will ensure that contract terms with third parties specifically describe the services to be performed, that the third party is actually performing the

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described work, and that its compensation is commensurate with the work being provided in that industry and geographical region. GS Group will also engage in ongoing monitoring of third-party relationships through updated due diligence, training, audits, and/or annual compliance certifications by the third party. Where necessary and appropriate, GS Group will include standard provisions in agreements with all agents and business partners that are reasonably calculated to prevent violations of the anti-corruption laws.

Mergers and Acquisitions

GS Group will develop and implement policies and procedures for mergers and acquisitions requiring that the firm conduct appropriate risk-based due diligence on potential new business entities, including appropriate FCPA and anti-corruption due diligence by legal, accounting, and compliance personnel. GS Group will ensure that its compliance code, policies, and procedures regarding the anti-corruption laws apply as quickly as is practicable to newly acquired or merged businesses and will promptly (i) train the directors, officers, employees, agents, and business partners on the anti-corruption laws and the firm’s compliance code, policies, and procedures; and (ii) where warranted, conduct an FCPA-specific audit of all newly acquired or merged businesses as quickly as practicable.

Monitoring, Testing and Remediation

GS Group will conduct periodic reviews and testing of its anti-corruption compliance code, policies, and procedures designed to evaluate and improve their effectiveness in preventing and detecting violations of anti-corruption laws and the firm’s anti-corruption code, policies, and procedures, taking into account relevant developments in the field and evolving international and industry standards. GS Group will ensure that compliance and control personnel have sufficient direct or indirect access to relevant sources of data to allow for timely and effective monitoring and/or testing of transactions, and, based on such review and testing and its analysis of any prior misconduct, will conduct a thoughtful root cause analysis and timely and appropriately remediate to address the root causes.

G.	Actions Taken With Respect to the Funds

To provide the Commission further assurance that the exemptive relief being requested in this Application would be consistent with the public interest and the protection of the investors, Applicants agree that they will, as soon as reasonably practical, with respect to each of the Funds for which a Fund Servicing Applicant is the primary investment adviser, distribute to the Boards written materials describing the circumstances that led to the Plea Agreement, as well as any effects on the Funds and this Application. The written materials will include an offer to discuss the materials at an in-person meeting with each Board for which Fund Servicing Applicants provide Fund Servicing Activities, including the directors who are not “interested persons” of the Funds as defined in Section 2(a)(19) of the Act and their independent legal counsel as defined in Rule 0-1(a)(6) under the Act, if any. With respect to each of the Funds for which a Fund Servicing Applicant is not the primary investment adviser, the relevant Fund Servicing Applicant will provide such materials to the Fund’s primary investment adviser and offer to discuss the materials with such primary investment adviser. Applicants undertake to provide the Boards with all information concerning the Plea Agreement and this Application necessary for those Funds to fulfill their disclosure and other obligations under the U.S. federal securities laws and will provide them a copy of the Judgment as entered by the District Court.

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H.	Applicants’ Prior Section 9(c) Orders

Certain Fund Servicing Applicants, as well as certain of their affiliates, have previously applied for the following exemptive orders under Section 9(c) of the Act. Importantly, however, none of the conduct underlying the previous Section 9(c) orders granted to Fund Servicing Applicants involved the provision of Fund Servicing Activities.

Research Analysts

On October 31, 2003, the U.S. District Court for the Southern District of New York entered an injunction (the “Federal Injunction”) against GS&Co. in a matter brought by the Commission. The Commission alleged in the complaint (the “Research Analysts Complaint”) that GS&Co. violated certain Conduct Rules of the National Association of Securities Dealers (“NASD”) and Rules of the New York Stock Exchange (“NYSE”) (the NASD Conduct Rules and NYSE Rules together, the “Exchange Rules”) by engaging in acts and practices that created or maintained inappropriate influence by GS&Co.’s investment banking business (the “Investment Banking Department”) over the research analysts in GS&Co.’s research department (the “Research Division”). The Federal Injunction enjoined GS&Co. directly or through its officers, directors, agents and employees, from violating the Exchange Rules cited in the Research Analysts Complaint. Without admitting or denying the allegations in the Research Analysts Complaint, GS&Co. consented to the entry of the Federal Injunction as well as the payment of disgorgement and penalties and other equitable relief, including undertakings by GS&Co. to adopt and implement policies and procedures relating to certain research activities. GS&Co. also entered into settlement agreements relating to the activities referred to in the Research Analysts Complaint with certain state and territorial agencies, resulting in injunctions by courts of competent jurisdiction that were based on the same conduct and the same facts as the Research Analysts Complaint (each, a “State Injunction,” and, together with the Federal Injunction, the “Research Analysts Injunctions”).

The Commission, pursuant to Section 9(c), exempted GS&Co., and any other existing company of which GS&Co. was an affiliated person or any other company of which GS&Co. may become an affiliated person in the future, from the provisions of Section 9(a) of the Act, with respect only to the Research Analysts Injunctions.24

IPO

On February 8, 2005, the U.S. District Court for the Southern District of New York entered an injunction (the “IPO Injunction”) against GS&Co. in a matter brought by the Commission. The Commission alleged in the complaint (the “IPO Complaint”) that GS&Co.

[24]	In the Matter of Goldman, Sachs & Co., et al., Investment Company Act Release Nos. IC-26242 (Oct. 31, 2003) (notice and temporary order) and IC-26603 (Sept. 20, 2004) (permanent order).

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violated Rule 101 of Regulation M under the Exchange Act by attempting to induce, or inducing, certain institutional customers to place orders for shares in the aftermarket for certain initial public offerings (“IPOs”) it underwrote during the restricted period of such IPOs. The alleged violations occurred in connection with certain IPOs underwritten by GS&Co. during 1999 and 2000. Without admitting or denying any of the allegations in the IPO Complaint, except as to jurisdiction, GS&Co. consented to the entry of the IPO Injunction as well as the payment of a civil penalty of $40 million.

The Commission, pursuant to Section 9(c), exempted GS&Co., and any other existing company of which GS&Co. was an affiliated person or any other company of which GS&Co. may become an affiliated person in the future, from the provisions of Section 9(a) of the Act, with respect only to the IPO Injunction.25

CDO

On July 20, 2010, the U.S. District Court for the Southern District of New York entered a final judgment (the “CDO Final Judgment”), which included an injunction (the “CDO Injunction”) against GS&Co. in a civil action captioned Securities and Exchange Commission v. Goldman, Sachs & Co. and Fabrice Tourre. The Commission alleged in the complaint that offering materials related to a transaction in which in which GS&Co. or its affiliates sold synthetic collateralized debt obligations (“CDO”), which referenced a portfolio of synthetic mortgage-backed securities, to two institutional investors in early 2007 (“CDO Transaction”), should have disclosed that the hedge fund assuming the short side of the CDO Transaction had played a role in the selection process. As part of an agreement to settle the action, GS&Co. entered into a consent in which it acknowledged that it was a mistake not to disclose the role of the hedge fund in the CDO Transaction and consented to the entry of the CDO Final Judgment, including the CDO Injunction. The CDO Final Judgment also required GS&Co. to disgorge $15 million and pay a civil penalty of $535 million.

The Commission, pursuant to Section 9(c), exempted GS&Co., and any other existing company of which GS&Co. was an affiliated person or any other company of which GS&Co. may become an affiliated person in the future, from the provisions of Section 9(a) of the Act, with respect only to the CDO Injunction.26

Prior Orders

GS&Co. also previously applied for and obtained orders under Section 9(c) in 1974 and 1970. Detailed descriptions of these orders have been omitted from the above discussion given the passage of time. The Applicants will include discussions of these orders at the request of the Commission staff.

[25]	In the Matter of Goldman, Sachs & Co., et al., Investment Company Act Release Nos. IC-26764 (Feb. 23, 2005) (notice and temporary order) and IC-26787 (Mar. 22, 2005) (permanent order).
[26]	In the Matter of Goldman, Sachs & Co., et al., Investment Company Act Release Nos. IC-29366 (July 21, 2010) (notice and temporary order) and IC-29382 (Aug. 18, 2010) (permanent order).

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I.	Applicants’ Conditions

The Applicants agree that any order granted by the Commission pursuant to this Application will be subject to the following conditions:

1.

Any temporary exemption granted pursuant to the Application will be without prejudice to, and will not limit the Commission’s rights in any manner with respect to, any Commission investigation of, or administrative proceedings involving or against, Covered Persons, including, without limitation, the consideration by the Commission of a permanent exemption from Section 9(a) of the Act requested pursuant to the Application or the revocation or removal of any temporary exemptions granted under the Act in connection with the Application.

2.

None of GS Group, the Applicants or any of the other Covered Persons will employ the former employees of an affiliate of the Pleading Entity or any other person who subsequently may be identified by the Pleading Entity or any U.S. or non-U.S. regulatory or enforcement agencies as having been responsible for the Conduct in any capacity without first making a further application to the Commission pursuant to Section 9(c).

3.

GS Group and each Applicant and Covered Person will adopt and implement policies and procedures reasonably designed to ensure that it will comply with the terms and conditions of the Orders within 60 days of the date of the Permanent Order or, with respect to condition four, such later date or dates as may be contemplated by the Plea Agreement, the DPA, the FRB Order, the DFS Order, the SEC Order, the Malaysian Settlement Agreement, the U.K. Notices, the SFC Statement, the Singapore Notice, the MAS Letter or any other orders issued by regulatory or enforcement agencies addressing the Conduct.

4.

GS Group and each Applicant and Covered Person will comply in all material respects with the material terms and conditions of the Plea Agreement and with the material terms of the DPA, the FRB Order, the DFS Order, the SEC Order, the Malaysian Settlement Agreement, the U.K. Notices, the SFC Statement, the Singapore Notice, the MAS Letter and any other orders issued by regulatory or enforcement agencies addressing the Conduct. In addition, within 30 days of each anniversary of the Permanent Order (until and including the third such anniversary), GS Group will submit a certification signed by its chief executive officer and its global head of regulatory affairs, confirming that the Pleading Entity has complied with the terms and conditions of the Plea Agreement in all material respects and that GS Group has complied with the terms and conditions of the DPA in all material respects. Each such certification will be submitted to the Chief Counsel of the Commission’s Division of Investment Management with a copy to the Chief Counsel of the Commission’s Division of Enforcement.

5.

Applicants will provide written notification to the Chief Counsel of the Commission’s Division of Investment Management with a copy to the Chief Counsel of the Commission’s Division of Enforcement of a material violation of the terms and conditions of the Orders within 30 days of discovery of the material violation. In addition, GS Group will submit to the Chief Counsel of the Commission’s Division of Investment Management, with a copy to the Chief Counsel of the Commission’s Division of Enforcement, a copy of each report submitted to the Department of Justice pursuant to Paragraph 14 and Attachments C and D of the DPA within five days of the submission of each report to the Department of Justice. GS Group’s first such report will be signed by its chief executive officer and global head of regulatory affairs.

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J.	Conclusion

In conclusion, for the reasons set forth above, Applicants meet the standards for exemption specified in Section 9(c) of the Act and, therefore, respectfully apply, on behalf of themselves and the Covered Persons, for the entry of the Orders by the Commission.

V.	Authorization

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their addresses are as indicated on the cover page of this Application and further state that all communications or questions concerning this Application should be directed to:

David A. Markowitz

The Goldman Sachs Group, Inc.

200 West Street

New York, NY 10282

david.markowitz@gs.com

with copies to:

Frederick Wertheim

Wendy M. Goldberg

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

The Applicants request that the Commission issue the requested Orders pursuant to Rule 0-5 under the Act without conducting a hearing.

Pursuant to Rule 0-2(c)(1) under the Act, each Applicant states that under the provisions of each Applicant’s governing instruments, the responsibility for the management of its affairs and business is vested in its Chief Executive Officer, General Partner, Board of Directors, officers or other governing body, as applicable. Each Applicant represents that the undersigned individual is authorized to file this Application in its name and on its behalf. The certifications required by Rule 0-2(c)(1) under the Act are attached as Exhibits A-1 through A-5 to this Application, and the verifications required by Rule 0-2(d) under the Act are included in the signature pages to this Application.

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SIGNATURES

The Applicant named below has caused this Application to be duly signed on its behalf on October 22, 2020. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-1 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument and its contents, and that the facts as stated in the instrument are true to the best of his knowledge, information and belief.

GOLDMAN SACHS (MALAYSIA) SDN. BHD.

By:	/s/ Laif Bin Ahmad Fisal
Name:	Laif Bin Ahmad Fisal
Title:	Director

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The Applicant named below has caused this Application to be duly signed on its behalf on October 22, 2020. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-2 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument and its contents, and that the facts as stated in the instrument are true to the best of his knowledge, information and belief.

GOLDMAN SACHS & CO. LLC

By:	/s/ David S. Plutzer
Name:	David S. Plutzer
Title:	Managing Director

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The Applicant named below has caused this Application to be duly signed on its behalf on October 22, 2020. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-3 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument and its contents, and that the facts as stated in the instrument are true to the best of his knowledge, information and belief.

GOLDMAN SACHS ASSET MANAGEMENT, L.P.

By:	/s/ David S. Plutzer
Name:	David S. Plutzer
Title:	Managing Director

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The Applicant named below has caused this Application to be duly signed on its behalf on October 22, 2020. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-4 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument and its contents, and that the facts as stated in the instrument are true to the best of his knowledge, information and belief.

GOLDMAN SACHS ASSET MANAGEMENT INTERNATIONAL

By:	/s/ Glenn Thorpe
Name:	Glenn Thorpe
Title:	Director

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The Applicant named below has caused this Application to be duly signed on its behalf on October 22, 2020. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-5 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument and its contents, and that the facts as stated in the instrument are true to the best of his knowledge, information and belief.

GS INVESTMENT STRATEGIES, LLC

By:	/s/ David S. Plutzer
Name:	David S. Plutzer
Title:	Secretary

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EXHIBIT A-1

Pursuant to Rule 0-2(c)(1) under the Investment Company Act of 1940, Goldman Sachs (Malaysia) Sdn. Bhd. hereby states that pursuant to his position as a Director, the undersigned, Laif Bin Ahmad Fisal, is authorized to file this Application in its name and on its behalf.

GOLDMAN SACHS (MALAYSIA) SDN. BHD.

By:	/s/ Laif Bin Ahmad Fisal
Name:	Laif Bin Ahmad Fisal
Title:	Director

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EXHIBIT A-2

Pursuant to Rule 0-2(c)(1) under the Investment Company Act of 1940, Goldman Sachs & Co. LLC hereby states that pursuant to his position as Managing Director, the undersigned, David S. Plutzer, is authorized to file this Application in its name and on its behalf.

GOLDMAN SACHS & CO. LLC

By:	/s/ David S. Plutzer
Name:	David S. Plutzer
Title:	Managing Director

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EXHIBIT A-3

Pursuant to Rule 0-2(c)(1) under the Investment Company Act of 1940, Goldman Sachs Asset Management, L.P. hereby states that pursuant to his position as a Managing Director, the undersigned, David S. Plutzer, is authorized to file this Application in its name and on its behalf.

GOLDMAN SACHS ASSET MANAGEMENT, L.P.

By:	/s/ David S. Plutzer
Name:	David S. Plutzer
Title:	Managing Director

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EXHIBIT A-4

Pursuant to Rule 0-2(c)(1) under the Investment Company Act of 1940, Goldman Sachs Asset Management International hereby states that pursuant to his position as a Director, the undersigned, Glenn Thorpe, is authorized to file this Application in its name and on its behalf.

GOLDMAN SACHS ASSET MANAGEMENT INTERNATIONAL

By:	/s/ Glenn Thorpe
Name:	Glenn Thorpe
Title:	Director

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EXHIBIT A-5

Pursuant to Rule 0-2(c)(1) under the Investment Company Act of 1940, GS Investment Strategies, LLC hereby states that pursuant to his position as Secretary, the undersigned, David S. Plutzer, is authorized to file this Application in its name and on its behalf.

GS INVESTMENT STRATEGIES, LLC

By:	/s/ David S. Plutzer
Name:	David S. Plutzer
Title:	Secretary

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Appendix A27

Part 1

FUNDS FOR WHICH GS&CO. ACTS AS PRINCIPAL UNDERWRITER28

GOLDMAN SACHS TRUST

Short Duration and Government Fixed Income Funds (FYE 03/31)

Goldman Sachs Enhanced Income Fund

Goldman Sachs High Quality Floating Rate Fund (formerly Ultra Short Duration Government Fund)

Goldman Sachs Short Duration Government Fund

Goldman Sachs Inflation Protected Securities Fund

Goldman Sachs Government Income Fund

Goldman Sachs Short Duration Income Fund

Multi Sector Fixed Income Funds (FYE: 03/31)

Goldman Sachs Core Fixed Income Fund

Goldman Sachs Bond Fund (formerly Goldman Sachs Core Plus Fixed Income Fund)

Goldman Sachs Global Core Fixed Income Fund (formerly Goldman Sachs Global Income Fund)

Goldman Sachs Strategic Income Fund

Municipal Fixed Income Funds (FYE: 03/31)

Goldman Sachs Short Duration Tax-Free Fund

Goldman Sachs Dynamic Municipal Income Fund (formerly Goldman Sachs Municipal Income Fund)

Goldman Sachs High Yield Municipal Fund

Goldman Sachs Municipal Income Completion Fund

Single Sector Fixed Income Funds (FYE: 03/31)

Goldman Sachs U.S. Mortgages Fund

Goldman Sachs Investment Grade Credit Fund

Goldman Sachs High Yield Fund

Goldman Sachs Emerging Markets Debt Fund

Goldman Sachs Local Emerging Markets Debt Fund

Goldman Sachs High Yield Floating Rate Fund

Goldman Sachs Fixed Income Alternatives Fund (FYE: 3/31)

Goldman Sachs Long Short Credit Strategies Fund

Short-Term Conservative Income Fund (FYE: 3/31)

Goldman Sachs Short-Term Conservative Income Fund (formerly Goldman Sachs Limited Maturity Obligations Fund)

Income Fund (FYE: 3/31)

Goldman Sachs Income Fund

[27]	As of September 30, 2020.
[28]	GS&Co. acted as principal underwriter for each of the ESCs listed in this Appendix A.

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Financial Square FundsSM (FYE: 11/30)

Goldman Sachs Financial Square Prime Obligations Fund

Goldman Sachs Financial Square Money Market Fund

Goldman Sachs Financial Square Treasury Obligations Fund

Goldman Sachs Financial Square Treasury Instruments Fund

Goldman Sachs Financial Square Government Fund

Goldman Sachs Financial Square Treasury Solutions Fund (formerly Goldman Sachs Financial Square Federal Fund)

Goldman Sachs Financial Square Federal Instruments Fund

Investor Funds (FYE 11/30)

Goldman Sachs Investor Tax-Exempt Money Market Fund (formerly Goldman Sachs Financial Square Tax-Free Money Market Fund)

Goldman Sachs Investor Money Market Fund

Fundamental Equity Growth Funds (FYE: 08/31)

Goldman Sachs Capital Growth Fund

Goldman Sachs Strategic Growth Fund

Goldman Sachs Equity Income Fund (formerly Goldman Sachs Concentrated Growth Fund)

Goldman Sachs Flexible Cap Fund (formerly Goldman Sachs Flexible Cap Growth Fund)

Goldman Sachs Growth Opportunities Fund

Goldman Sachs Small/Mid Cap Growth Fund

Goldman Sachs Technology Opportunities FundSM (formerly Goldman Sachs Tollkeeper Tollkeeper Fund)

Goldman Sachs U.S. Equity ESG Fund (formerly Goldman Sachs Blue Chip Fund)

Goldman Sachs Small Cap Growth Fund

Fundamental Equity Value Funds (FYE: 08/31)

Goldman Sachs Equity Income Fund (formerly Goldman Sachs Growth and Income Fund)

Goldman Sachs Large Cap Value Fund

Goldman Sachs Mid Cap Value Fund

Goldman Sachs Small Cap Value Fund

Goldman Sachs Small/Mid Cap Value Fund

Goldman Sachs Focused Value Fund

Global Tax-Aware Equity Portfolios (FYE: 08/31)

Goldman Sachs Tax-Advantaged Global Equity Portfolio

Goldman Sachs Enhanced Dividend Global Equity Portfolio

Strategic Factor Allocation (FYE: 8/31)

Goldman Sachs Strategic Factor Allocation Fund

Tactical Tilt Fund (FYE 8/31)

Goldman Sachs Tactical Tilt Overlay Fund (formerly Goldman Sachs Tactical Tilt Implementation Fund)

Global Managed Beta (FYE 8/31)

Goldman Sachs Global Managed Beta Fund

Fundamental International Equity Funds (FYE: 10/31)

Goldman Sachs International Equity ESG Fund (formerly Goldman Sachs Focused International Equity Fund)

Goldman Sachs International Equity Income Fund (formerly Goldman Sachs Strategic International Equity Fund)

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Fundamental Emerging Markets Equity Funds (FYE: 10/31)

Goldman Sachs Emerging Markets Equity Fund

Goldman Sachs China Equity Fund (formerly Goldman Sachs Asia Equity Fund)

Goldman Sachs Imprint Emerging Markets Opportunities Fund (formerly Goldman Sachs N-11 Equity Fund)

Goldman Sachs ESG Emerging Markets Equity Fund

Dividend Focus Funds (FYE: 10/31)

Goldman Sachs Rising Dividend Growth Fund

Goldman Sachs Income Builder Fund (formerly Goldman Sachs Balanced Fund)

Domestic Equity Insights Funds (FYE: 10/31)

Goldman Sachs Large Cap Value Insights Fund

Goldman Sachs U.S. Equity Insights Fund

Goldman Sachs Large Cap Growth Insights Fund

Goldman Sachs Small Cap Equity Insights Fund

Goldman Sachs Small Cap Value Insights Fund

Goldman Sachs Small Cap Growth Insights Fund

International Equity Insights Funds (FYE: 10/31)

Goldman Sachs International Equity Insights Fund

Goldman Sachs International Small Cap Insights Fund

Goldman Sachs Emerging Markets Equity Insights Fund

MLP Energy and Infrastructure Funds (FYE: 11/30)

Goldman Sachs MLP Energy Infrastructure Fund

Goldman Sachs Energy Infrastructure Fund (formerly Goldman Sachs MLP & Energy Fund)

Clean Energy (FYE: 11/30)

Goldman Sachs Clean Energy Income Fund

Fund of Funds Portfolios (FYE: 12/31)

Goldman Sachs Balanced Strategy Portfolio

Goldman Sachs Growth and Income Strategy Portfolio

Goldman Sachs Growth Strategy Portfolio

Goldman Sachs Satellite Strategies Portfolio

Dynamic Global Equity Fund (FYE: 12/31)

Goldman Sachs Dynamic Global Equity Fund (formerly Goldman Sachs Equity Growth Strategy Portfolio)

Tax-Advantaged Equity Funds (FYE: 12/31)

Goldman Sachs U.S. Equity Dividend and Premium Fund

Goldman Sachs International Equity Dividend and Premium Fund

Goldman Sachs U.S. Tax-Managed Equity Fund

Goldman Sachs International Tax-Managed Equity Fund

Alternative Funds (FYE: 12/31)

Goldman Sachs Commodity Strategy Fund

Goldman Sachs Absolute Return Tracker Fund

Goldman Sachs Alternative Premia Fund (formerly Goldman Sachs Dynamic Allocation Fund)

Goldman Sachs Managed Futures Strategy Fund

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Real Estate Securities and Global Infrastructure Funds (FYE: 12/31)

Goldman Sachs Real Estate Securities Fund

Goldman Sachs International Real Estate Securities Fund

Goldman Sachs Global Real Estate Securities Fund

Goldman Sachs Global Infrastructure Fund

Defensive Equity (FYE: 12/31)

Goldman Sachs Defensive Equity Fund (Launch September 30, 2020)

GOLDMAN SACHS VARIABLE INSURANCE TRUST

(FYE: 12/31)

Goldman Sachs U.S. Equity Insights Fund

Goldman Sachs Small Cap Equity Insights Fund

Goldman Sachs Strategic Growth Fund (formerly Goldman Sachs Capital Growth Fund)

Goldman Sachs Large Cap Value Fund (formerly Goldman Sachs Growth and Income Fund)

Goldman Sachs Mid Cap Value Fund

Goldman Sachs Growth Opportunities Fund

Goldman Sachs Equity Index Fund

Goldman Sachs International Equity Insights Fund (formerly Goldman Sachs Strategic International Equity Fund)

Goldman Sachs High Quality Floating Rate Fund (formerly Goldman Sachs Government Income Fund)

Goldman Sachs Core Fixed Income Fund

Goldman Sachs Government Money Market Fund (formerly Goldman Sachs Money Market Fund)

Goldman Sachs Global Trends Allocation Fund (formerly Global Markets Navigator Fund)

Goldman Sachs Multi-Strategy Alternatives Portfolio

GOLDMAN SACHS TRUST II

Target Date Portfolios (FYE: 8/31)

Goldman Sachs Target Date Retirement Portfolio (formerly Goldman Sachs Target Date 2020 Portfolio)

Goldman Sachs Target Date 2025 Portfolio

Goldman Sachs Target Date 2030 Portfolio

Goldman Sachs Target Date 2035 Portfolio

Goldman Sachs Target Date 2040 Portfolio

Goldman Sachs Target Date 2045 Portfolio

Goldman Sachs Target Date 2050 Portfolio

Goldman Sachs Target Date 2055 Portfolio

Goldman Sachs Target Date 2060 Portfolio

Multi-Manager Alternatives (FYE: 10/31)

Goldman Sachs Multi-Manager Alternatives Fund

Strategic Multi-Asset Class Funds (FYE: 10/31)

Goldman Sachs Multi-Manager Non-Core Fixed Income Fund

Goldman Sachs Multi-Manager Global Equity Fund

Goldman Sachs Multi-Manager Real Assets Strategy Fund

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Active Equity Multi-Manager Funds (FYE: 10/31)

Multi-Manager International Equity Funds

Multi-Manager U.S. Dynamic Equity Fund

Multi-Manager U.S. Small Cap Equity Fund

GQG Partners (FYE: 10/31)

Goldman Sachs GQG Partners International Opportunities Fund

GS&CO.-ADVISED ESCs

Bridge Street 2011 Offshore, L.P.

Bridge Street 2011, L.P.

Bridge Street 2012 Offshore, L.P.

Bridge Street 2012, L.P.

Bridge Street 2013 Offshore, L.P.

Bridge Street 2013, L.P.

Bridge Street 2014 Offshore, L.P.

Bridge Street 2014, L.P.

Bridge Street 2015 Offshore, L.P.

Bridge Street 2015, L.P.

Bridge Street 2016 Offshore, L.P.

Bridge Street 2016, L.P.

Bridge Street Real Estate Fund 1998, L.P.

Bridge Street Real Estate Fund 1999, L.P.

China-U.S. Industrial Cooperation Employee Fund, L.P.

China-U.S. Industrial Cooperation Employee Offshore Fund, L.P.

China-U.S. Industrial Cooperation MBD Fund, L.P.

China-U.S. Industrial Cooperation MBD Offshore Fund, L.P.

CIP 2011 Partners Offshore, L.P.

CIP 2011 Partners, L.P.

CIP 2011-A Partners, L.P.

Capital Partners VII Employee Fund, L.P.

Capital Partners VII Employee Offshore Fund, L.P.

Capital Partners VII MBD Fund, L.P.

Capital Partners VII MBD Offshore Fund, L.P.

West Street Capital Partners VIII MBD Fund, L.P.

West Street Capital Partners VIII MBD Offshore Fund, L.P.

West Street Capital Partners VIII Employee Fund, L.P.

West Street Capital Partners VIII Employee Offshore Fund, L.P.

West Street Strategic Solutions MBD Fund I, L.P.

West Street Strategic Solutions MBD Offshore Fund I, L.P.

West Street Strategic Solutions Employee Fund I, L.P.

West Street Strategic Solutions Employee Offshore Fund I, L.P.

Broad Street Senior Credit Partners Employee Fund, L.P.

Broad Street Senior Credit Partners II Employee Fund, L.P.

GS Developing Markets Real Estate Partners PMD ESC Fund, L.P.

GS Developing Markets Real Estate Partners PMD QP Fund, L.P.

GS Developing Markets Real Estate PMD ESC Fund Offshore, Ltd.

GS Developing Markets Real Estate PMD QP Fund Offshore, Ltd.

GS Capital Partners V Employee Fund Offshore, Ltd.

GS Capital Partners V Employee Fund, L.P.

GS Capital Partners V Employee Japan Fund L.P.

GS Capital Partners V Override Offshore, Ltd. (Notch Fund)

GS Capital Partners V Override, L.P. (Notch Fund)

GS Capital Partners V PCP Fund Offshore, Ltd.

GS Capital Partners V PCP Fund, L.P.

GS Capital Partners V PCP Japan Fund L.P.

GS Capital Partners V PIA Fund Offshore, Ltd.

GS Capital Partners V PIA Fund, L.P.

GS Capital Partners VI Employee Fund Offshore, Ltd.

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GS Capital Partners VI Employee Fund, L.P.

GS Capital Partners VI Employee Master Fund, L.P.

GS Capital Partners VI PIA Fund Offshore, Ltd.

GS Capital Partners VI PIA Fund, L.P.

GS Capital Partners VI PIA-PMD QP Fund Offshore, Ltd.

GS Capital Partners VI PIA-PMD QP Fund, L.P.

GS Capital Partners VI PMD ESC Fund Offshore, Ltd.

GS Capital Partners VI PMD ESC Fund, L.P.

GS Capital Partners VI PMD Japan ESC Fund Offshore, L.P.

GS Capital Partners VI PMD QP Fund Offshore, Ltd.

GS Capital Partners VI PMD QP Fund, L.P.

GS Real Estate Partners Employee Fund, L.P.

Guard Control PMD, L.P.

GS Global Infrastructure Partners I Employee Fund, L.P.

GS Global Infrastructure Partners I-A Employee Fund, L.P.

GS International Infrastructure Partners I Employee Fund, L.P.

GS International Infrastructure Partners I Employee Fund, Ltd.

GS International Infrastructure Partners I-A Employee Fund, L.P.

GS Loan Partners I Employee Fund, L.P.

GS Loan Partners I Employee Master Fund, L.P.

MBD 2011 Offshore, L.P.

MBD 2011, L.P.

MBD 2013 Offshore, L.P.

MBD 2013, L.P.

MBD 2014 Offshore, L.P.

MBD 2014, L.P.

MBD 2015 Offshore, L.P.

MBD 2015, L.P.

MBD 2016 Offshore, L.P.

MBD 2016, L.P.

GS Mezzanine Partners 2006 Employee Fund Offshore, Ltd.

GS Mezzanine Partners 2006 Employee Fund, L.P.

GS Mezzanine Partners 2006 PCP Fund Offshore, L.P.

GS Mezzanine Partners 2006 PCP Fund Offshore, Ltd.

GS Mezzanine Partners 2006 PCP Fund, L.P.

GS Mezzanine Partners 2006 PIA Fund Offshore, Ltd.

GS Mezzanine Partners 2006 PIA Fund, L.P.

GS Mezzanine Partners V Employee Fund Offshore, Ltd.

GS Mezzanine Partners V Employee Fund, L.P.

GS Mezzanine Partners V Employee Master Fund Offshore II, L.L.C.

GS Mezzanine Partners V Employee Master Fund Offshore, L.P.

GS Mezzanine Partners V Employee Master Fund Onshore II, L.L.C.

GS Mezzanine Partners V Employee Master Fund Onshore, L.P.

GS Mezzanine Partners V PIA Fund Offshore, Ltd.

GS Mezzanine Partners V PIA Fund, L.P.

GS Mezzanine Partners V PIA PMD QP Fund Offshore, Ltd.

GS Mezzanine Partners V PIA PMD QP Fund, L.P.

GS Mezzanine Partners V PMD ESC Fund, L.P.

GS Mezzanine Partners V PMD Fund Offshore, L.P.

GS Mezzanine Partners V PMD Fund Offshore, Ltd.

GS Mezzanine Partners V PMD QP Fund, L.P.

GS Mezzanine Partners VII Employee Fund, L.P.

GS Mezzanine Partners VII Employee Offshore Fund, L.P.

GS Mezzanine Partners VII MBD Fund, L.P.

GS Mezzanine Partners VII MBD Offshore Fund, L.P.

Broad Street Real Estate Credit Partners III Employee Fund, L.P.

Broad Street Real Estate Credit Partners III Employee Offshore Fund, L.P.

Broad Street Real Estate Credit Partners III MBD Fund, L.P.

Broad Street Real Estate Credit Partners III MBD Offshore Fund, L.P.

GSAM Private Real Estate Participants I LLC

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Shoelane, L.P.

StoneBridge 2017 Offshore, L.P.

StoneBridge 2017, L.P.

StoneBridge 2018 Offshore, L.P.

StoneBridge 2018, L.P.

StoneBridge 2019 Offshore, L.P.

StoneBridge 2019, L.P.

StoneBridge 2020 Offshore, L.P.

StoneBridge 2020 UK Offshore, L.P.

StoneBridge 2020, L.P.

Stone Street 2014 Offshore, L.P.

Stone Street 2014, L.P.

Stone Street 2015 Offshore, L.P.

Stone Street 2015, L.P.

Stone Street 2016 Offshore, L.P.

Stone Street 2016, L.P.

Stone Street Real Estate Fund 1998, L.P.

Stone Street Real Estate Fund 1999, L.P.

VWR Partners, L.P.

Whitehall Street Global Employee Fund 2001, L.P.

Whitehall Street Global REPIA Fund 2001, L.P.

Whitehall Street International Employee Fund 2001 (Corporate), L.P.

Whitehall Street International Employee Fund 2001, L.P.

Whitehall Street International REPIA Fund 2001 (Corporate), L.P.

Whitehall Street International REPIA Fund 2001, L.P.

Whitehall Street Global Employee Fund 2005, L.P.

Whitehall Street Global PCP Fund 2005, L.P.

Whitehall Street Global REPIA Fund 2005, L.P.

Whitehall Street International Employee Fund 2005 Corp.

Whitehall Street International Employee Fund 2005, L.P.

Whitehall Street International PCP Fund 2005 Corp.

Whitehall Street International PCP Fund 2005, L.P.

Whitehall Street International REPIA Fund 2005 Corp., L.P.

Whitehall Street International REPIA Fund 2005, L.P.

Whitehall Street International REPIA Fund 2005, SARL

Whitehall Street Global Real Estate Employee Fund 2007, L.P.

Whitehall Street Global Real Estate Employee Master Fund 2007, L.P.

Whitehall Street Global Real Estate PMD ESC Fund 2007, L.P.

Whitehall Street Global Real Estate PMD QP Fund 2007, L.P.

Whitehall Street International Employee Master Fund 2008, L.P.

Whitehall Street International Override Fund 2008, L.P.

Whitehall Street International Override Offshore Fund 2008 SCA

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Part 2

GSAM-ADVISED FUNDS

GOLDMAN SACHS TRUST

Short Duration and Government Fixed Income Funds (FYE 03/31)

Goldman Sachs Enhanced Income Fund

Goldman Sachs High Quality Floating Rate Fund (formerly Ultra Short Duration Government Fund)

Goldman Sachs Short Duration Government Fund

Goldman Sachs Inflation Protected Securities Fund

Goldman Sachs Government Income Fund

Goldman Sachs Short Duration Income Fund

Multi Sector Fixed Income Funds (FYE: 03/31)

Goldman Sachs Core Fixed Income Fund

Goldman Sachs Bond Fund (formerly Goldman Sachs Core Plus Fixed Income Fund)

Goldman Sachs Strategic Income Fund

Municipal Fixed Income Funds (FYE: 03/31)

Goldman Sachs Short Duration Tax-Free Fund

Goldman Sachs Dynamic Municipal Income Fund (formerly Goldman Sachs Municipal Income Fund)

Goldman Sachs High Yield Municipal Fund

Goldman Sachs Municipal Income Completion Fund

Single Sector Fixed Income Funds (FYE: 03/31)

Goldman Sachs U.S. Mortgages Fund

Goldman Sachs Investment Grade Credit Fund

Goldman Sachs High Yield Fund

Goldman Sachs Emerging Markets Debt Fund

Goldman Sachs Local Emerging Markets Debt Fund

Goldman Sachs High Yield Floating Rate Fund

Goldman Sachs Fixed Income Alternatives Fund (FYE: 3/31)

Goldman Sachs Long Short Credit Strategies Fund

Short-Term Conservative Income Fund (FYE: 3/31)

Goldman Sachs Short-Term Conservative Income Fund (formerly Goldman Sachs Limited Maturity Obligations Fund)

Income Fund (FYE: 3/31)

Goldman Sachs Income Fund

Financial Square FundsSM (FYE: 11/30)

Goldman Sachs Financial Square Prime Obligations Fund

Goldman Sachs Financial Square Money Market Fund

Goldman Sachs Financial Square Treasury Obligations Fund

Goldman Sachs Financial Square Treasury Instruments Fund

Goldman Sachs Financial Square Government Fund

Goldman Sachs Financial Square Treasury Solutions Fund (formerly Goldman Sachs Financial Square Federal Fund)

Goldman Sachs Financial Square Federal Instruments Fund

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Investor Funds (FYE 11/30)

Goldman Sachs Investor Tax-Exempt Money Market Fund (formerly Goldman Sachs Financial Square Tax-Free Money Market Fund)

Goldman Sachs Investor Money Market Fund

Fundamental Equity Growth Funds (FYE: 08/31)

Goldman Sachs Capital Growth Fund

Goldman Sachs Strategic Growth Fund

Goldman Sachs Equity Income Fund (formerly Goldman Sachs Concentrated Growth Fund)

Goldman Sachs Flexible Cap Fund (formerly Goldman Sachs Flexible Cap Growth Fund)

Goldman Sachs Growth Opportunities Fund

Goldman Sachs Small/Mid Cap Growth Fund

Goldman Sachs Technology Opportunities FundSM (formerly Goldman Sachs Tollkeeper Tollkeeper Fund)

Goldman Sachs U.S. Equity ESG Fund (formerly Goldman Sachs Blue Chip Fund)

Goldman Sachs Small Cap Growth Fund

Fundamental Equity Value Funds (FYE: 08/31)

Goldman Sachs Equity Income Fund (formerly Goldman Sachs Growth and Income Fund)

Goldman Sachs Large Cap Value Fund

Goldman Sachs Mid Cap Value Fund

Goldman Sachs Small Cap Value Fund

Goldman Sachs Small/Mid Cap Value Fund

Goldman Sachs Focused Value Fund

Global Tax-Aware Equity Portfolios (FYE: 08/31)

Goldman Sachs Tax-Advantaged Global Equity Portfolio

Goldman Sachs Enhanced Dividend Global Equity Portfolio

Strategic Factor Allocation (FYE: 8/31)

Goldman Sachs Strategic Factor Allocation Fund

Tactical Tilt Fund (FYE 8/31)

Goldman Sachs Tactical Tilt Overlay Fund (formerly Goldman Sachs Tactical Tilt Implementation Fund)

Global Managed Beta (FYE 8/31)

Goldman Sachs Global Managed Beta Fund

Fundamental International Equity Funds (FYE: 10/31)

Goldman Sachs International Equity ESG Fund (formerly Goldman Sachs Focused International Equity Fund)

Goldman Sachs International Equity Income Fund (formerly Goldman Sachs Strategic International Equity Fund)

Fundamental Emerging Markets Equity Funds (FYE: 10/31)

Goldman Sachs Emerging Markets Equity Fund

Goldman Sachs China Equity Fund (formerly Goldman Sachs Asia Equity Fund)

Goldman Sachs Imprint Emerging Markets Opportunities Fund (formerly Goldman Sachs N-11 Equity Fund)

Goldman Sachs ESG Emerging Markets Equity Fund

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Dividend Focus Funds (FYE: 10/31)

Goldman Sachs Rising Dividend Growth Fund

Goldman Sachs Income Builder Fund (formerly Goldman Sachs Balanced Fund)

Domestic Equity Insights Funds (FYE: 10/31)

Goldman Sachs Large Cap Value Insights Fund

Goldman Sachs U.S. Equity Insights Fund

Goldman Sachs Large Cap Growth Insights Fund

Goldman Sachs Small Cap Equity Insights Fund

Goldman Sachs Small Cap Value Insights Fund

Goldman Sachs Small Cap Growth Insights Fund

International Equity Insights Funds (FYE: 10/31)

Goldman Sachs International Equity Insights Fund

Goldman Sachs International Small Cap Insights Fund

Goldman Sachs Emerging Markets Equity Insights Fund

MLP Energy and Infrastructure Funds (FYE: 11/30)

Goldman Sachs MLP Energy Infrastructure Fund

Goldman Sachs Energy Infrastructure Fund (formerly Goldman Sachs MLP & Energy Fund)

Clean Energy (FYE: 11/30)

Goldman Sachs Clean Energy Income Fund

Fund of Funds Portfolios (FYE: 12/31)

Goldman Sachs Balanced Strategy Portfolio

Goldman Sachs Growth and Income Strategy Portfolio

Goldman Sachs Growth Strategy Portfolio

Goldman Sachs Satellite Strategies Portfolio

Dynamic Global Equity Fund (FYE: 12/31)

Goldman Sachs Dynamic Global Equity Fund (formerly Goldman Sachs Equity Growth Strategy Portfolio)

Tax-Advantaged Equity Funds (FYE: 12/31)

Goldman Sachs U.S. Equity Dividend and Premium Fund

Goldman Sachs International Equity Dividend and Premium Fund

Goldman Sachs U.S. Tax-Managed Equity Fund

Goldman Sachs International Tax-Managed Equity Fund

Alternative Funds (FYE: 12/31)

Goldman Sachs Commodity Strategy Fund

Goldman Sachs Absolute Return Tracker Fund

Goldman Sachs Alternative Premia Fund (formerly Goldman Sachs Dynamic Allocation Fund)

Goldman Sachs Managed Futures Strategy Fund

Real Estate Securities and Global Infrastructure Funds (FYE: 12/31)

Goldman Sachs Real Estate Securities Fund

Goldman Sachs International Real Estate Securities Fund

Goldman Sachs Global Real Estate Securities Fund

Goldman Sachs Global Infrastructure Fund

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Defensive Equity (FYE: 12/31)

Goldman Sachs Defensive Equity Fund (Launch September 30, 2020)

GOLDMAN SACHS VARIABLE INSURANCE TRUST

(FYE: 12/31)

Goldman Sachs U.S. Equity Insights Fund

Goldman Sachs Small Cap Equity Insights Fund

Goldman Sachs Strategic Growth Fund (formerly Goldman Sachs Capital Growth Fund)

Goldman Sachs Large Cap Value Fund (formerly Goldman Sachs Growth and Income Fund)

Goldman Sachs Mid Cap Value Fund

Goldman Sachs Growth Opportunities Fund

Goldman Sachs Equity Index Fund

Goldman Sachs International Equity Insights Fund (formerly Goldman Sachs Strategic International Equity Fund)

Goldman Sachs High Quality Floating Rate Fund (formerly Goldman Sachs Government Income Fund)

Goldman Sachs Core Fixed Income Fund

Goldman Sachs Government Money Market Fund (formerly Goldman Sachs Money Market Fund)

Goldman Sachs Global Trends Allocation Fund (formerly Global Markets Navigator Fund)

Goldman Sachs Multi-Strategy Alternatives Portfolio

GOLDMAN SACHS ETF TRUST

(FYE: 8/31)

ActiveBeta Funds

Goldman Sachs ActiveBeta® Emerging Markets Equity ETF

Goldman Sachs ActiveBeta® U.S. Large Cap Equity ETF

Goldman Sachs ActiveBeta® International Equity ETF

Goldman Sachs ActiveBeta® Europe Equity ETF

Goldman Sachs ActiveBeta® Japan Equity ETF

Goldman Sachs ActiveBeta® U.S. Small Cap Equity ETF

Goldman Sachs ActiveBeta® U.S. Low Vol Plus Equity ETF (Launch TBD)

ETF Funds

Goldman Sachs Hedge Industry VIP ETF

Goldman Sachs Equal Weight U.S. Large Cap ETF

Goldman Sachs JUST U.S. Large Cap Equity ETF

Goldman Sachs Energy Infrastructure Enhanced ETF (Launch TBD)

Goldman Sachs Climate Aware U.S. Equity ETF (Launch TBD)

Access ETFs

Goldman Sachs Access Treasury 0-1 Year ETF

Goldman Sachs Access High Yield Corporate Bond ETF

Goldman Sachs Access Investment Grade Corporate Bond ETF

Goldman Sachs Access Inflation Protected USD Bond ETF

Goldman Sachs Access Ultra Short Bond ETF

Goldman Sachs Access Emerging Markets Local Currency Bond ETF

Goldman Sachs Access Emerging Markets USD Bond ETF

Goldman Sachs Access Investment Grade Corporate 1-5 Year Bond ETF

Goldman Sachs Access Investment Grade Corporate 10+ Year Bond ETF (Launch TBD)

Goldman Sachs Access U.S. Aggregate Bond ETF (Launch TBD)

Goldman Sachs Access U.S. Treasury Bond ETF (Launch TBD)

Goldman Sachs Access Total Bond Market ETF (Launch TBD)

Goldman Sachs Access China Bond ETF (Launch TBD)

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Innovate ETFs

Goldman Sachs Data-Driven World ETF (formerly Goldman Sachs Motif Data-Driven World ETF)

Goldman Sachs Finance Reimagined ETF (formerly Goldman Sachs Motif Finance Reimagined ETF)

Goldman Sachs Human Evolution ETF (formerly Goldman Sachs Motif Human Evolution ETF)

Goldman Sachs Manufacturing Revolution ETF (formerly Goldman Sachs Motif Manufacturing Revolution ETF)

Goldman Sachs New Age Consumer ETF (formerly Goldman Sachs Motif New Age Consumer ETF)

Goldman Sachs Innovate Equity ETF (Launch TBD)

MarketBeta ETFs

Goldman Sachs MarketBeta International Equity ETF

Goldman Sachs MarketBeta Emerging Markets Equity ETF

Goldman Sachs MarketBeta U.S. Equity ETF

Goldman Sachs MarketBeta International Small Cap Equity ETF (Launch TBD)

GOLDMAN SACHS TRUST II

Target Date Portfolios (FYE: 8/31)

Goldman Sachs Target Date Retirement Portfolio (formerly Goldman Sachs Target Date 2020 Portfolio)

Goldman Sachs Target Date 2025 Portfolio

Goldman Sachs Target Date 2030 Portfolio

Goldman Sachs Target Date 2035 Portfolio

Goldman Sachs Target Date 2040 Portfolio

Goldman Sachs Target Date 2045 Portfolio

Goldman Sachs Target Date 2050 Portfolio

Goldman Sachs Target Date 2055 Portfolio

Goldman Sachs Target Date 2060 Portfolio

Multi-Manager Alternatives (FYE: 10/31)

Goldman Sachs Multi-Manager Alternatives Fund

Strategic Multi-Asset Class Funds (FYE: 10/31)

Goldman Sachs Multi-Manager Non-Core Fixed Income Fund

Goldman Sachs Multi-Manager Global Equity Fund

Goldman Sachs Multi-Manager Real Assets Strategy Fund

Active Equity Multi-Manager Funds (FYE: 10/31)

Multi-Manager International Equity Funds

Multi-Manager U.S. Dynamic Equity Fund

Multi-Manager U.S. Small Cap Equity Fund

GQG Partners (FYE: 10/31)

Goldman Sachs GQG Partners International Opportunities Fund

GOLDMAN SACHS CLOSED-END FUNDS

GS MLP and Energy Renaissance Fund (FYE: 11/30)

Goldman Sachs Real Estate Diversified Income Fund (Interval Fund - FYE: 9/30)

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BUSINESS DEVELOPMENT COMPANY (“BDC”)

(FYE: 12/31)

Goldman Sachs BDC, Inc.

Goldman Sachs Private Middle Market Credit LLC

Goldman Sachs Private Middle Market Credit II LLC

Goldman Sachs Middle Market Lending Corp.

Goldman Sachs Middle Market Lending Corp. II (Launch TBD)

GSAM SUB-ADVISED FUNDS

AssetMark: GuideMark Funds (FYE: 3/31)

GuideMark Emerging Markets Fund

GuideMark Large Cap Core Fund

GuideMark Small/Mid Cap Core Fund

GuideMark World ex-US Fund

EQ Advisors Trust (FYE: 12/31)

EQ/Goldman Sachs Moderate Growth Allocation Portfolio

EQ/Goldman Sachs Mid Cap Value Portfolio

EQ/Goldman Sachs Growth Allocation Portfolio

Eaton Vance Greater India Fund (FYE: 12/31)

Greater India Portfolio

Global Atlantic Investment Advisors, LLC (FYE: 12/31)

Global Atlantic Goldman Sachs Dynamic Trends Allocation Portfolio

Global Atlantic Goldman Sachs Core Fixed Income Portfolio

Global Atlantic Goldman Sachs Global Equity Insights Portfolio

Global Atlantic Goldman Sachs Large Cap Growth Insights Portfolio

Global Atlantic Goldman Sachs Mid Cap Value Insights Portfolio

Great West Funds, Inc. (FYE 12/31)

Great-West MidCap Value Fund

Great-West Inflation-Protected Securities Fund

Great-West Core Strategies: Inflation-Protected Securities Fund

GuideStone Funds, Inc. (FYE: 12/31)

GuideStone Medium-Duration Bond Fund

GuideStone Strategic Alternatives Fund

GuideStone Emerging Markets Equity Fund

JNL Series Trust (Jackson National) (FYE: 12/31)

JNL/Goldman Sachs – Competitive Advantage Fund

JNL/Goldman Sachs – Dividend Income & Growth Fund

JNL/Goldman Sachs – Intrinsic Value Fund

JNL/Goldman Sachs – Total Yield Fund

JNL/Goldman Sachs – International 5 Fund

JNL/Goldman Sachs – Managed Moderate Growth Fund

JNL/Goldman Sachs – Managed Moderate Fund

JNL/Goldman Sachs – Managed Growth Fund

JNL/Goldman Sachs – Managed Conservative Fund

JNL/Goldman Sachs – Managed Aggressive Growth Fund

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J.P. Morgan Private Investments Inc.: Six Circles Trust (FYE 10/31)

Six Circles Ultra Short Duration Fund

Six Circles Tax Aware Ultra Short Duration Fund

Lincoln Variable Insurance Products Trust (FYE:12/31)

LVIP Blended Large Cap Growth Managed Volatility Fund

Nationwide Financial Variable Annuity (FYE: 12/31)

NVIT GS International Equity Insights Fund

NVIT GS Large Cap Equity Insights Fund

NVIT GS Small Cap Equity Insights Fund

NVIT GS Emerging Market Equity Insights Fund

Penn Series Fund, Inc. (FYE: 12/31)

Small Cap Value Fund

SMID Cap Growth Fund

Prudential Investment LLC: Advanced Series Trust (FYE: 12/31)

AST Goldman Sachs Small-Cap Value Portfolio

AST Goldman Sachs Multi-Asset Portfolio

AST Goldman Sachs Global Income Portfolio

Prudential Series Fund (FYE: 12/31)

SP Small Cap Value Portfolio

Russell Investment Company (FYE: 10/31)

Russell Tax Exempt HY Bond Fund

Russell Tax Exempt Bond Fund

SEI Institutional Managed Trust (FYI: 9/30)

Multi-Asset Income Fund

SunAmerica Series Trust (FYE: 01/31)

SA Goldman Sachs Multi-Asset Insights Portfolio

SunAmerica Seasons Series Trust (FYE: 03/31)

Large Cap Growth Portfolio

Thrivent Mutual Funds (FYE: 10/31)

Thrivent Partner Worldwide Allocation Fund

Thrivent Series Funds Inc. (FYE: 12/31)

Thrivent Partner Worldwide Allocation Portfolio

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Transamerica Series Trust (FYE: 12/31)

Transamerica Goldman Sachs 70/30 VP

Transamerica Asset Allocation – Moderate Growth Portfolio

Transamerica Asset Allocation – Moderate Portfolio

Transamerica Asset Allocation – Growth Portfolio

Transamerica Asset Allocation – Conservative Portfolio

VALIC Company I (FYE: 05/31)

Global Real Estate Fund

Small-Mid Growth Fund

Systemic Core Fund

GSAM-ADVISED ESCs

Distressed Managers III Emp LP

Distressed Managers III Emp Offshore Ltd

Distressed Managers IV Emp Holdings LP

Distressed Managers IV Emp LP

Distressed Managers IV Emp Offshore Ltd

Distressed Managers IV PMD QP LP

Distressed Managers IV PMD QP Offshore Ltd

GSAH Investors Emp LP

Mount Kellett Capital Partners Access PMD QP LP

Mount Kellett Capital Partners Access PMD QP Offshore Ltd

Goldman Sachs Private Equity Group Employee Fund I, LLC

Goldman Sachs Private Equity Group Employee Fund II, LLC

Goldman Sachs Private Equity Group Employee Fund III, LLC

Goldman Sachs Private Equity Group Employee Fund IV, LLC

Private Equity Group Participants IX, LLC

Goldman Sachs Private Equity Group Employee Fund V, LLC

Goldman Sachs Private Equity Group Employee Fund VI, LLC

Goldman Sachs Private Equity Group Employee Fund VII, LLC

Private Equity Group Employee Fund VIII, LLC

AIMS Private Equity Participants X LLC

AIMS Private Equity Participants XI LLC

AIMS Private Equity Participants XII LLC

AIMS Private Equity Participants XIII LLC

AIMS Private Equity Participants XIV LLC

PEG Combo KE LP

Private Equity Partners 2002 Emp LP

Private Equity Partners 2002 Emp Offshore LP

Private Equity Partners 2004 Emp LP

Private Equity Partners 2004 Emp Offshore LP

Private Equity Partners 2005 Emp LP

Private Equity Partners 2005 Emp Offshore Ltd

Private Equity Partners (Asia) Emp LP

Private Equity Partners (Asia) Emp Offshore Ltd

Private Equity Partners (Asia) PMD QP LP

Private Equity Partners (Asia) PMD QP Offshore Ltd

Private Equity Managers (Concentrated) Emp LP

Private Equity Managers (Concentrated) Emp Offshore LP

Private Equity Partners IX Emp LP

Private Equity Partners IX Emp Offshore Ltd

Private Equity Partners IX PMD QP LP

Private Equity Partners IX PMD QP Offshore Ltd

Petershill PMD QP Fund LP

Petershill PMD QP Offshore LP

Petershill IV Employee LP

Petershill IV Employee Offshore LP

THL Equity VI Access Emp LP

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VNT III Emp LP

VNT III Emp Offshore LP

Vintage IV PMD QP LP

Vintage IV PMD QP Offshore Ltd

VNT IV Emp LP

VNT IV Emp Offshore Ltd

Vintage VII Emp LP

Vintage VIII Emp LLC

Vintage VIII Employee LP

Vintage VIII Employee Offshore LP

Goldman Sachs Private Equity Group Override Fund I, LLC

Goldman Sachs Private Equity Group Override Fund II, LLC

GO Emp LLC

Goldman Sachs Private Equity Group Master Fund I, LLC

Goldman Sachs Private Equity Group Master Fund II, LLC

Goldman Sachs Private Equity Group Master Fund III, LLC

Goldman Sachs Private Equity Group Master Fund IV, LLC

Goldman Sachs Private Equity Group Master Fund V, LLC

Goldman Sachs Private Equity Group Master Fund VI, LLC

Goldman Sachs Private Equity Group Master Fund VII, LLC

Private Equity Group Master Fund VIII, LLC

Launch Opportunities Emp LLC

Global Atlantic Access Emp LP

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Part 3

GSAMI-ADVISED FUND

Multi Sector Fixed Income Funds (FYE: 03/31)

Goldman Sachs Global Core Fixed Income Fund (formerly Goldman Sachs Global Income Fund)

GSAMI SUB-ADVISED FUND

SunAmerica Series Trust (FYE: 01/31)

SA Goldman Sachs Global Bond Portfolio

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Part 4

GSIS-ADVISED ESCs

GPOP II Participants LLC

GLSP ESC LP

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